Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

rThreat Inc.
4050 Willowbrook Lane
Bellingham, WA 98229
http://rthreat.net

Up to $1,069,998.93 in Class B Non-Voting Common Stock at $1.89
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: rThreat Inc.
Address: 4050 Willowbrook Lane, Bellingham, WA 98229
State of Incorporation: DE
Date Incorporated: July 16, 2020

Terms:

Equity

Offering Minimum: $9,999.99 | 5,291 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,998.93 | 566,137 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.89
Minimum Investment Amount (per investor): $249.48

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

StartEngine 10% Owners Bonus

Super Early Bird - First 72 hours 10%

Early Bird - First 7 Days 5%

Invest $10,000 and receive an additional 6% bonus shares.

Invest $25,000 and receive an additional 8% bonus shares.

Invest $50,000 and receive an additional 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

rThreat, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.89 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

rThreat, Inc. ("rThreat" or the "Company") is a corporation organized under the laws of the state of Delaware that evaluates the efficiency of Security controls via an Attack Emulator Software as a Service Cloud Platform. The Company's business model consists of B2B Direct and Channel Sales focused on Enterprise and Public sectors. Our Cloud Platform is sold across 3 countries throughout our Value-Added Resellers and Technology Integrators as well as direct-to-consumer businesses online. The Company has a market disruptive attack validation technology, we believe we are the first company to have real malware available on demand so companies can test their defenses. Our development team has created the most competitive automated process to scale our Malware libraries with which we enable service providers to generate an organic revenue stream. The Cyber insurance industry has to adopt our type of validation as a zero-trust mythology. We also have the most respected advisors including the creator of the Zero-trust framework, and our sales strategy is planned to scale in order to dominate the continuous validation space.

CualliSys SA de CV is a related entity to the Company. The Company has one (1) common executive officer, who is also co-owner of CualliSys, which results in a degree of common control between the two entities. The affiliated company provides the research, development, and support of the rThreat platform. CualliSys is a corporation headquartered in and incorporated under the laws of Mexico that provides employee management services, software development services, and sales and marketing operations for Latin America.

The Company's Intellectual Property ("IP"): The Company has applied for a trademark for the word mark RTHREAT, U.S. Serial No. 90594816, filed with the USPTO on March 22, 2021. The Company has also secured a provisional utility patent from the USPTO, U.S. Utility Patent Application No. 17/395,453. In addition, the Company has other valuable IP that it has developed including proprietary software, unregistered design

marks, trade names, copyrights, and trade secrets.

Competitors and Industry

Industry

Critical Infrastructure Protection Market size was valued at USD 162.27 Billion in 2021 and is projected to reach USD 333.36 Billion by 2030, growing at a CAGR of 7.8% from 2022 to 2030.

*Source: Verified Market Research

https://www.verifiedmarketresearch.com/product/global-critical-infrastructure-protection-market-size-and-forecast-to-2025/

Competitors

The Company has several major competitors in the Infrastructure Protection market. Some of the top competitors in our industry include: Mandiant is the industry leader and the Company's primary competition in the Security Validation subsegment of Infrastructure Protection. SafeBreach also owns a significant market share and is a leader in Breach & Attack Simulation sub-segment. AttackIQ, XM Cyber, CyCognito, and Cymulate are direct competitors of similar size and development. All companies in this space are currently privately held or have been aquired by larger firms which don't break out their financials and public information about their value is not available to make an accurate comparison.

Current Stage and Roadmap

Current Stage

Our Zero Trust SaaS platform was taken to market in 2021 and since then has been adopted by enterprises and consulting firms in the US, Brazil and Mexico.

The main vertical adopting our Tech has been the Financial institutions and heavily regulated enterprises.

Our channel program has gained 21 MSSPs/MSPs who are re-selling rThreat and providing attach emulations as a service to their customers. (Organic revenue).

Roadmap

The Company's efforts for the next few years will be focused on expanding market share in the US, launching new functionalities and operating systems, growing our distribution network, and researching and developing our future products. We have 2 new product launches planned over the next 18 months, including: rThreat for Mac OS and rThreat for mobile devices. rThreat for Linux launched in May 2022.

The Team

Officers and Directors

Name: Hugo Sanchez Chavez

Hugo Sanchez Chavez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Executive Officer & Co-Founder
  Dates of Service: July 16, 2020 - Present
  Responsibilities: All business affairs of the organization. No salary currently but plan to begin receiving a salary of $105,000 per year upon the closing of sufficient funding, which is estimated to be $200,000. Stock options on 4-year vesting schedule with 1-year cliff.

- **Position:** Director
  Dates of Service: July 16, 2020 - Present
  Responsibilities: Oversees the company's business operations, financial performance, fundraising, and strategy. Supervises, guides, and delegates executives in their duties.

Other business experience in the past three years:

- **Employer:** C3NTRO Telecom
  Title: Global Channel Partner Manager
  Dates of Service: March 01, 2018 - June 01, 2020
  Responsibilities: Create and support strategies to generate revenue from 3 regions, LATAM, North America and EMEA. Manage and support over 45 channel partners in multiple regions.

Name: Jesus Garcia Correa

Jesus Garcia Correa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer & Co-founder
  Dates of Service: July 16, 2020 - Present
  Responsibilities: All product development of the organization. No salary at this time, will be $105,000 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff.

- **Position:** VP
  Dates of Service: July 16, 2020 - Present

Responsibilities: Board of Directors

- **Position:** Director
  Dates of Service: July 16, 2020 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties.

Other business experience in the past three years:

- **Employer:** RSA
  Title: Senior Systems Engineer
  Dates of Service: July 01, 2019 - June 26, 2020
  Responsibilities: Supports sales personnel by developing technical strategies to deliver RSA solutions that support business objectives of customers. Supports analysis of customer’s business objective by gathering information from customers that enable the sales team to devise a proposed solution. Deliver sales and technical presales support to customers. Deliver product training and knowledge around the RSA solutions to customers, channel partners, and technology partners. Design of proof of concept and PoV tailored according to the needs of different customers.Supports analysis of customer’s business objective by gathering information from customers that enable the sales team to devise a proposed solution. Deliver sales and technical presales support to customers. Deliver product training and knowledge around the RSA solutions to customers, channel partners, and technology partners. Design of proof of concept and PoV tailored according to the needs of different customers.

Name: Melvin D. De Jong

Melvin D. De Jong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: July 16, 2020 - Present
  Responsibilities: All financial affairs of the company. No salary at this time, will be $52,500 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff

- **Position:** Secretary & Treasurer
  Dates of Service: July 16, 2020 - Present
  Responsibilities: Controls and disburses all moneys and securities of the Company. Issues all authorized notices for, and keeps, minutes of all meetings of the stockholders and the Board of Directors.

- **Position:** Director

Dates of Service: July 16, 2020 - Present
Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties.

Name: Peter Nelson

Peter Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP-Sales Operations & Co-Founder
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Business operations, customer success and sales operations. No salary at this time, will be $105,000 per year once sufficient funding is in place. Stock options on 4 year vesting schedule with 1 year cliff.

- **Position:** Director (Board Member)
  Dates of Service: July 20, 2021 - Present
  Responsibilities: Strategic governance, oversight and other related responsibilities

Other business experience in the past three years:

- **Employer:** Equll Inc.
  Title: Head of Operations
  Dates of Service: September 04, 2019 - March 10, 2020
  Responsibilities: Managed all aspects of shipments from initial customer contact through final delivery and payment.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "rThreat," “we”, “us”, “our”, or

"Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock of the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company in connection with this offering of Class B Non-Voting Common Stock (the "Offering" or "Crowdfunding Campaign") should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors (as supplemented by Addendum 1 to Exhibit A and attached as Exhibit G to the Offering Memorandum), in addition to the other information listed in the Company's Form C as it may be amended from time to time, of which this Offering Memorandum forms a part. The following risk factors, including as supplemented by Addendum 1 to this Exhibit A and attached as Exhibit G to the Offering Memorandum, are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Additional risk factors not presently known to or by the Company or that the Company currently deems immaterial may also impair the Company and its operations. The Company's business, financing operations and condition, results of operations or prospects could be materially and adversely affected by any of these risks. In such case, an Investor could lose all or part of his, her or its investment. The order in which the risks are presented is not intended to represent the magnitude of the risk described.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products or services, that people think it's a better option than a competing product or service, or that we will able to provide any service at a level that allows the Company to make a profit and/or attract any business.

Any valuation at this stage is difficult to assess
The valuation for this Offering was established by the Company. We did not seek or obtain an opinion of a financial advisor or third-party valuation firm in establishing valuation for the offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The purchase price of the shares of Class B Non-Voting Common Stock offered in this crowdfunding campaign is not related to earnings, book value, or net worth of the Company and should not be considered to be an indication of the actual value of the Company or the Class B Non-Voting Common Stock or any other security of the Company. There is not now nor is there expected to be a public market for any securities of the Company, including the Class B Non-Voting Common Stock offered in this crowdfunding campaign; and the Company makes no representations or warranties, actual or implied that any of the Class B Non-Voting Common Stock purchased in this crowdfunding campaign can be resold at the applicable offering price per share or any other price. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the

Company prior to investing.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. The applicable restrictions on transfer include, but are not limited to: (1) SEC limitations on transfer (one-year resale restriction, subject to certain limited exceptions, per Regulation Crowdfunding) and (2) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which such Class B Non-Voting Common Stock may be offered or sold. In addition to restrictions on transfer and resale under applicable securities laws: (a) the Class B Non-Voting Common Stock will be held by the purchaser thereof subject to all of the provisions of the Certificate of Incorporation and the Amended and Restated Bylaws of the Company as in effect from time to time (the "Bylaws"); and (b) as a condition to the issuance of any Class B Non-Voting Common Stock in this crowdfunding campaign, the purchaser thereof will be required to become a party to and be bound by the Drag-Along Right set forth in the Subscription Agreement for this crowdfunding campaign. Specifically, Section XI of the current Bylaws contains a restriction on transfer of a Stockholder's shares of capital stock and a right of first refusal in favor of the Company or its assignees. The limitations on the transfer of the Class B Non-Voting Common Stock may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for such stock in a private sale.

Your investment could be illiquid for a long time
An investment in the Company is a long-term commitment. Purchasers of the Class B Non-Voting Common Stock offered in this crowdfunding campaign must be ready to hold such securities for an indefinite period of time and must be able to bear a risk of total loss of their entire investment. The Class B Non-Voting Common Stock is not publicly-traded and is subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. There is presently no public market for the securities of the Company and no assurance that any market will develop for the securities upon completion of this Offering or otherwise at any time. There also can be no assurance as to the depth or liquidity of any such market, if any, or the prices at which holders may be able to sell the securities. Consequently, an investment in the securities may be totally illiquid and investors may not be able to liquidate their investment readily or at all when they need or desire to sell. The Company may be acquired by another company, or all of the Company's assets may be sold; however, that may never happen or it may happen at a price that results in you losing money in this investment. Each purchaser in this Offering will be required to represent that such purchaser is purchasing the Class B Non-Voting Common Stock for such purchaser's own account, for investment purposes and not with a view to resale or distribution thereof.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of its Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this Offering, and may close on any investments that

are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding (debt or equity) for some of the plans outlined in "Use of Proceeds." Our ability to obtain needed funding may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future funding. Our inability to raise additional capital on favorable terms could have a material adverse effect on our business, financial condition and results of operations. If we are unsuccessful in achieving profitability and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our securities.

We may not have enough capital as needed and may be required to raise more capital.
We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased and diluted with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. There are no assurances that we will be able to raise sufficient debt or equity financing to fund sustainable business operations. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, filing fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be

required to recognize non-cash expenses in connection with certain securities we may issue, such as SAFEs, convertible notes and warrants, which could adversely impact our financial condition. It is possible we will be unable to satisfy its ongoing debt obligations, including those evidenced by any outstanding debt. In the event we are at any time unable to satisfy its ongoing debt obligations, the default of such obligations may result in the acceleration of all outstanding amounts and the bankruptcy of the Company. Any bankruptcy or similar action would result in the Company being unable to continue operations and may result in the total loss of the investment of each prospective investor.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Further, as is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Further, the Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an investor to lose all or a portion of his or her investment.

Projections: Forward Looking Information
See the forward-looking statements disclosure in Part I of Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

We are reliant on one main type of service
All of our current products or services are variants on one type of main service, providing a cloud-based SaaS solution that challenges a business' cyber defenses using real-world and custom threats in a secure environment. Our revenues are therefore dependent upon the market for such products and services.

Some of our products are still in prototype phase and might never be operational products
It is possible that the Company may be developing prototypes or products that may never be used to engage in transactions. It is possible that the failure to release any products or prototype is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is also possible that the Company will invest significant capital in the development of a product or prototype that never materializes into a viable product that can be sold by the Company. This investment and development may negatively impact the financial health of the Company and may cause a material adverse effect to the Company and its operations.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage on one or more products or services. Delays or cost overruns in the development of our products and services and any potential failure of any product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, government restrictions, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
Except as specifically provided in the Company's Certificate of Incorporation or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such certificate of incorporation: (a) the Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them; and (b) the holders of the Company's Class A Common Stock currently shall possess exclusively all voting power. This means that you will have no rights to vote in elections of the Company's directors and no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As to matters presented to voting stockholders, the interests of such voting stockholders may differ from, or conflict with, the interests of non-voting stockholders of the Company, including the interests of purchasers of the Class B Non-Voting Common Stock in this Offering. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after both (1) all of the creditors of our Company have been paid out and (2) all liquidation preferences of the Company's existing SAFE holders and any future senior debt or equity securities are satisfied. You are trusting that management will make the best decision for the Company. You are buying securities as a minority holder, and therefore must trust the management of the Company and its discretion.

Insufficient Funds
The Company is currently undercapitalized. The Company expects to continue to incur significant expenses related to its business, products and services. There is no assurance that such expenses will not be in an amount and for a duration that will exceed its projections, or that the Company's operations will ever become profitable. Unless the Company can further establish its products and services, business operations and generate any revenue from those operations, it will not have sufficient funds and will be unable carry out any proposed business activities, and insufficient funds to repay its debts. In such case, the Company may require additional financing to continue its operations. It is almost certain that additional equity or debt financing will be required. Such financing, if required, may not be available to the Company or may be available to it only on unfavorable terms. The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case the Company may need to cease operations. In such an event, an investor will lose its entire investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company

being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
The Company's products and services are marketed and sold in a competitive industry. Some competitors may have substantially greater resources, distribution networks, vendor relationships, material resources, technology, and industry experience than the Company. In addition, many potential competitors exist that, because of their substantial resources, distribution relationships and customer base, could enter the Company's market very quickly and possibly use applications, designs, and materials similar to the Company's. Other competitive responses might include intense and aggressive price competition, with competing products being offered at price points lower than the Company is able to profitably offer or sustain. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition, and results of operations.

We are an early stage company and have limited revenue and operating history
The Company was formed on July 16, 2020, has only generated an insignificant amount of revenue and has an extremely limited history of operations on which to base an evaluation of the prospects of its existing and anticipated future operations. The Company is currently operating at a deficit and there is absolutely no assurance the Company will be profitable. The Company is vulnerable to a variety of business risks generally associated with young start-up companies, such as the lack of working capital, ability to manage growth and expansion, a limited base of operations, dependence on key personnel and considerable competition, including from well-established and well-capitalized companies with far greater design, development, manufacturing, and marketing capacity. There is no assurance that the Company's existing or planned operations will ever generate a consistently viable product or service, significant sales or achieve profitability.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our intellectual property unenforceable or worthless through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The Company has limited intellectual property rights. The Company is not currently aware of any third-party intellectual property rights that would prevent the Company from engaging in its intended business operations, but the Company has not done sufficient research into third-party intellectual property rights to make that determination. The Company's success depends on protecting its intellectual property and intellectual property rights, and any proprietary Products and/or Services that are developed therefrom. Unauthorized parties may attempt to copy the Company's anticipated methods, products, services and operations with respect to products and/or services. The Company cannot be certain that the steps it has taken (if any) will prevent misappropriation of its intellectual property or intellectual property rights, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the U.S. There can be no assurance that its efforts will provide meaningful protection to the Company. There can be no assurance that other companies will not acquire information that the Company considers to be proprietary. In addition, from time to time, third parties may assert copyright, trademark, patent and other intellectual property and intellectual property rights claims against the Company with respect to existing or future products or services, including with respect to the Company's current software as a service. If there is a successful claim of infringement and the Company fails or is unable to develop non-infringing products or services or license the infringed or similar technology on a timely basis, the Company's business and results of operations may be materially adversely affected. To date, the Company has applied for one (1) federal trademark with the United States Patent and Trademark Office, including a word mark for the Company's trademark "RTHREAT" (the "Mark"). The Company may have other potential common law trademarks, logos, slogans or phrases that it has yet to register. However, there can be no assurance that the Company will be successful in obtaining trademark protection for its Mark, or that the Company's Mark will not infringe upon the marks or intellectual property rights of a third party. The Company anticipates incurring additional legal fees in connection with obtaining state, federal and international trademarks and service marks in the future. To date, the Company has not applied for any patent protection for its Products or Services with the United States Patent and Trademark Office. The Company anticipates incurring additional legal fees in connection with obtaining federal and international patent protection in the future. There can be no assurance that the Company will be successful in applying for, receiving or maintaining patent protection for its products or services, or that the

Company's products or services will not infringe upon the patents of a third party.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely materially adversely impact the value of your investment. The Company's future success depends to a significant degree on the continued service of its key personnel and on its ability to attract, motivate and retain highly qualified employees. In particular, the Company is dependent upon the services of its co-founders, Jesus Garcia and Hugo Sanchez. The loss of the services of Jesus Garcia, Hugo Sanchez or other key employees could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, there are other key management and support positions (including some for which individuals have not yet been hired) the loss of which (or the inability to recruit and retain) could have a material adverse effect on the business of the Company, including the current positions filled by the Company's management, advisors, and key contractors. If the Company experiences rapid growth, its ability to operate successfully during periods of rapid growth will depend on its ability to attract and retain personnel and developing adequate systems and procedures to manage such growth. There can be no assurance that the Company will be able to attract and retain additional key management personnel with the skills and expertise necessary to manage the Company. The Company anticipates that follow-on debt or equity financing will be required for the Company to hire such management and key

personnel as may be required to continue to develop its products and services and bring them to market.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
The operations of the Company and the production of its products and/or services are subject to several international, federal, state, and local regulations. The costs of compliance with such laws may be substantial. Operating costs are also affected by other government actions that are beyond the Company's control, including increases in the minimum hourly wage requirements, workers compensation insurance rates and other unemployment insurance, and other taxes. Additionally, the Company may require several approvals, licenses, and permits in the operation of its business. There is no assurance that the various international, federal, state, and local agencies responsible for granting such licenses, approvals and permits will do so or that, once granted, they will not be revoked. The absence of such licenses, approvals and permits could delay commencement of or prohibit business operations proposed by the Company. The laws and regulations concerning the selling of the Company's products or services may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be negatively affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including product and service development, software development, accounting, legal services, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' or vendors' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of our products and services and result in a loss of investors and companies interested in using our products and services. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology providers or on the Company could harm our reputation or materially negatively impact our financial condition and business.

Industry and Market Data Disclosure
The opinions, estimates and projections and other forward-looking statements

contained in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, as well as industry and market data and certain other information used herein and therein are derived from a variety of sources, including independent industry publications, government publications, academic publications or other published independent sources, which the Company did not participate in preparing. Although the Company has not independently verified the accuracy or completeness of the third-party information included in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, based on management's knowledge and experience, the Company believes that these third-party sources are credible and reliable. However, the Company makes no representations or guarantees as to its accuracy or completeness. Investors are cautioned not to place undue reliance on such market and industry data, estimates, projections and opinions, which may be based on numerous assumptions and subject to change based on various factors, including but not limited to, those discussed in the risk factors sections of this Offering Memorandum and matters described in this Offering Memorandum and the other portions of the Company's Form C Offering Statement of which this Offering Memorandum forms a part, generally, which prospective investors should carefully review.

Additional Risk Factors to General Risks of Investment
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Additional Risk Factors to Funds Risk
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Additional Product and Service Risk Factors
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Additional Risk Factors Pertaining to Market Competition and Operations
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Additional Risk Factors Pertaining To Intellectual Property, Products and Services
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Tax Risks
See Addendum 1 to Exhibit A, attached as Exhibit G to the Offering Memorandum.

Conflicts of Interest
See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

Statement as to Transfer Restrictions.

See Addendum 1 to this Exhibit A, attached as Exhibit G to the Offering Memorandum.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company has a related corporate entity CualliSys SA de CV that shares an executive officer and principal shareholder.
CualliSys SA de CV is a related entity to the Company. The Company has one (1) common executive officer, who is also a co-owner of CualliSys, which results in a degree of common control between the two entities which may affect your investment. CualliSys is a corporation headquartered in and incorporated under the laws of Mexico that provides employee management services, software development services, and sales and marketing operations for Latin America.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hugo Sanchez-Chavez	1,800,000	Class A Voting Common Stock	17.2%
Jesus Garcia Correa	4,200,000	Class A Voting Common Stock	40.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Preferred Stock, Class B Non-Voting Common Stock, Convertible Notes, SAFE Note, SAFE Note, SAFE Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 566,137 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 9,000,000 outstanding.

Voting Rights

The holders of Class A Voting Common Stock are entitled to one (1) vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to applicable law.

Material Rights

The total amount of Class A Voting Common Stock outstanding includes 1,682,746 shares to be issued pursuant to stock options issued.

The total amount of Class A Voting Common Stock outstanding includes 913,067 shares to be issued pursuant to stock options, reserved but unissued.

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Drag-Along Rights. The Class A Voting Common Stock shall have a drag-along right (the "Drag-Along Right") whereby if at any time one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholders") receives a bona fide offer from any person other than an affiliate or any of the Dragging Stockholders to consummate, in one transaction or a series of related transactions, a "Change in Control", the Dragging Stockholders shall have the right to require the Class B Non-Voting Common Stock stockholders to participate in such "Change in Control" transaction. The Drag-Along Right is explained in further detail in the Subscription Agreement prepared for this Offering.

Right of First Refusal. Stockholders who desire to transfer any of their Shares permitted by the Company's Amended Bylaws, then the Stockholder shall first give written notice thereof to the Company. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Company's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Company or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors of the Corporation (the “Board of Directors”) may determine. The Certificate of Incorporation grants the Board of Directors the power to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under applicable law.

Material Rights

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors of the Corporation (the “Board of Directors”) may determine. The Certificate of Incorporation grants the Board of Directors the power to fix from time to time, by resolution or resolutions providing for

the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under applicable law.

Class B Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Please refer to the Company's First Amended & Restated Articles of Incorporation attached as Exhibit F to the Offering Memorandum for complete information on shareholder rights that may affect your investment.

Drag-Along Rights. The Class A Voting Common Stock shall have a drag-along right (the "Drag-Along Right") whereby if at any time one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholders") receives a bona fide offer from any person other than an affiliate or any of the Dragging Stockholders to consummate, in one transaction or a series of related transactions, a "Change in Control", the Dragging Stockholders shall have the right to require the Class B Non-Voting Common Stock stockholders to participate in such "Change in Control" transaction. The Drag-Along Right is explained in further detail in the Subscription Agreement prepared for this Offering.

Right of First Refusal. Stockholders who desire to transfer any of their Shares permitted by the Company's Amended Bylaws, then the Stockholder shall first give written notice thereof to the Company. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Company's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Company or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

Convertible Notes

The security will convert into Standard preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $232,342.00
Interest Rate: 5.0%

Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Closing of Qualified Financing

Material Rights

Section 1. Conversion of Notes Payable

1.1 Automatic Financing Conversion. The entire outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically into Financing Conversion Securities, or in the Company's sole discretion, Qualified Financing Securities, upon the closing of a Qualified Financing. In the event of such automatic conversion, this Note shall be converted into that number of the applicable securities determined by dividing (i) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest, and any other amounts payable under this Note by (ii) the Note Conversion Price.

1.2 Maturity Conversion. Notwithstanding any other provision of this Note, in the event that, as of the first Final Maturity Date of any Note, the Notes have not been converted or otherwise repaid, and at the option of the Majority Holders in their sole discretion, all of the outstanding principal amount of the Notes and any accrued but unpaid interest may be converted into shares of the Company's Common Stock, or an equivalent security (the "Maturity Conversion"). In the event of such conversion by operation of this section, this Note shall be converted into fully paid and non-assessable shares of the Company's Common Stock, or an equivalent security, at a price per share determined by dividing (x) an amount equal to the Valuation Cap by (y) the Fully-Diluted Capitalization as of the Maturity Conversion.

1.3 Conversion or Payment upon Change of Control. Notwithstanding any other provision of this Note, if a Change of Control occurs prior to a Qualified Financing, then at the election of the Holder or, with respect to all Notes, the election of the Majority Holders in their sole discretion (irrespective of any individual Holder's election), either: (i) the Holder shall be paid a prepayment amount equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus 1.5X the then-outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not delivered to the Company for cancellation, or (ii) the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into fully paid and non-assessable shares of the Company's Common Stock at a price per share determined by dividing (x) the Valuation Cap by (y) the Fully-Diluted Capitalization (excluding from such calculation the unused portion of any equity incentive plans) as of immediately prior to such Change of Control, without giving effect to any changes to the capitalization arising from such transaction.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are

outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $95,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event,

equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE Note

The security will convert into Safe preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $77,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing

Material Rights

1. Events -SAFES

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such

documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

What it means to be a minority holder

All investors in this crowdfunding campaign are minority holders. In addition, with the exception of the Company's founders, all of the Company's other existing stockholders are minority holders. Minority holders of stock of the Company have limited, or no, rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in the Company's crowdfunding campaign and other investors that own the Company's non-voting stock have rights less than those of other investors holding voting stock, and have limited, or no, influence on the corporate actions of the company. See the "Risk Factors" section of this Offering Memorandum, including as

supplemented by Addendum 1 to this Exhibit A.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a preferred round offering, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, bonds, SAFEs, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In addition, investors should understand that the value and control dilution described above will be magnified and more substantial if price-based anti-dilution protections applicable to certain of the Company's securities are triggered from time to time, to the extent applicable for future securities of the Company. The most common trigger of price-based anti-dilution protections is when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. In such case, the conversion price for the shares entitled to price-based anti-dilution protection is adjusted so that such shares are treated as if they were originally issued at a lower valuation. These adjustments result in disproportionate, and more substantial, dilution to all other shares that do not have the price-based anti-dilution protection.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $145,987.00
  Number of Securities Sold: 6,404,187
  Use of proceeds: Product development, sales, marketing and working capital
  Date: August 03, 2020
  Offering exemption relied upon: Rule 701

- **Type of security sold:** SAFE
  Final amount sold: $282,000.00
  Use of proceeds: Program Development and marketing
  Date: October 25, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $220,000.00
  Use of proceeds: Working capital, software development and marketing
  Date: October 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $0 compared to $123,871 in fiscal year 2021.

There was no revenue in the company's 2020 fiscal year, the year of our formation.

Revenue for FY 2021 began to be realized in February of 2021 and totaled $123,871. Sales were derived from both US and LATAM based organizations. Sales efforts in 2021 were initially focused on US accounts, but we experienced success in LATAM and began to shift our focus to that region. We expect a 130% increase in revenue in FY 2022 mainly from new LATAM accounts.

<u>Cost of sales</u>

Cost of Sales for fiscal year 2020 was $0 compared to $112,477 in fiscal year 2021.

There was no cost of sales in 2020 as no corresponding revenue was recognized. In FY 2021 cost of sales consisted of salaries for staff, contracted support and threat research. Total cost of sales outlays for FY 2021 was $112,477. Due to the fixed nature of these costs, we do not anticipate a significant increase in FY 2022.

<u>Gross margins</u>

Gross margins for fiscal year 2020 were $0 compared to $11,394 in fiscal year 2021.

No FY 2020 gross profit were realized. $11,394 in gross profit was realized in FY 2021. Gross profit margin was 9.1% mainly due to fixed salary expense to establish activity support. We expect to see gross profit margins increase to 60% in FY 2022.

<u>Expenses</u>

Expenses for fiscal year 2020 were $163,294 compared to $610,806 in fiscal year 2021.

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in the full FY 2021 increased $447,512 from the 2020 partial year. Approximately $210,000 of this increase was due to full year contracted software development costs. Increase in Sales & Marketing staff along with trade show attendance accounted for approximately $160,000 of the year over year increase. Increases in Administrative staff and interest expense account for the residual difference. FY 2022 expenses are anticipated to be approximately the same as in FY 2021.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because large sales that we have been working on this year are beginning to close in Q4. Past cash was primarily generated through sales and equity investments. Our goal is to close these current deals and continue to work through the deals in our pipeline while also finding additional leads in the Americas.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of September 2022, the Company has no capital resources available but has accounts receivable from sales, several new and prior angel investors interested in investmenting and several sales set to close soon which will provide sufficient revenue for ongoing operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support sales, r&d and marketing. While noting these funds from the campaign as critical we also have the other cash sources noted above to also leverage to continue operations if the campaign fails to raise significant funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 99% (based upon our current cash on hand) will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. While noting these as not necessary to the viability of the company they would provide a cash influx which would allow for expanded r&d, sales and marketing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the company will be able to operate for 1 month(based on the current cash on hand). This is based on a current monthly burn rate of $35,000 for expenses related to developer salaries, basic infrastructure expenses (AWS, oftware tools, etc.) and company overhead. As noted above we have other short term funding options from angel investors and anticipated sales closing which will allow for ongoing operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 16.5 months. This is based on an expected monthly burn rate of $65,000 for expenses related to salaries, infrastructure, marketing & R&D. The increased burn rate is anticipated from starting to pay regular salaries to several team

members who have only been compensated with equity since the inception of the company and some additional marketing spend.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises. We are contemplating a venture capital lead priced round.

Indebtedness

- **Creditor:** Nancy De Jong
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: July 02, 2022

- **Creditor:** Jocelyn De Jong
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: August 03, 2022

- **Creditor:** Magdalena Chavez Aguilar
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: August 05, 2022

- **Creditor:** Magdalena Chavez Aguilar
  Amount Owed: $23,000.00
  Interest Rate: 5.0%
  Maturity Date: October 26, 2022

- **Creditor:** Nancy De Jong
  Amount Owed: $4,000.00
  Interest Rate: 5.0%

Related Party Transactions

- **Name of Entity:** Nancy De Jong
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan
  Material Terms: $10,000 at 5% interest rate issued on 7/2/2022 with a 2 year

term.

- **Name of Entity:** Nancy De Jong
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan
  Material Terms: $40,000 loan at 5% interest rate made on 1/19/2022 on an A/R structure.

- **Name of Entity:** Jocelyn De Jong
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan
  Material Terms: $10,000 loan at 5% interest rate made on 8/3/2022 with a 2 year term.

- **Name of Entity:** Magalena Chavez Aguilar
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Load
  Material Terms: $10,000 loan at 5% made on 8/5/2020 with a 2 year term.

- **Name of Entity:** Magdalena Chavez Aguilar
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan
  Material Terms: $23,000 loan at 5% interest rate made on 10/26/2022 with a 2 year term.

Valuation

Pre-Money Valuation: $17,010,000.00

Valuation Details:

We arrive at the $17 million valuation of rThreat for a number of reasons.

<u>Fully-Diluted Outstanding Shares</u>

The Company currently has 9,000,000 outstanding shares, calculated on a fully-diluted basis, which when multiplied by its share price of $1.89, produces a pre-money valuation of $17,010,000.00.

<u>Business & Operational Results</u>

rThreat is generating revenue through direct sales to enterprise customers and reselling partners based in the US, Mexico, and Brazil with a strong pipeline of direct and partner lead deals set to close in Q4 2022 and early 2023. With additional funding, we plan to expand our product offerings into additional regions which are anticipated to compound the sales volume. Our platform has been in the market for 2 years, we have completed a major technical upgrade that overhauled the back end of the

platform allowing for rapid scaling, and we are building all new functionality on top of this updated codebase. rThreat has initial partnership agreements in place with large publicly traded companies in the cyber security space. Once finalized, these partnerships will allow rThreat to be listed in their online marketplaces which will reduce friction for sales. The rThreat founding team has experience in growing sales, and operations at large firms in the cyber security space and other successful startups that scaled from just launching through IPO. rThreat's advisory board also includes founders of successful firms, executives who have been instrumental in scaling companies in their growth phase and industry thought leaders.

Value of Company Assets

rThreat has a patent pending for our unique approach to cyber security validation that can't be replicated by other security validation offerings in our space. Even with the broader investment landscape changing, the cyber security industry has been able to weather these changes with large investments and acquisitions still proceeding. Industry analysts such as Gartner are now highlighting the need for Continuous Threat Exposure Management (CTEM) which rThreat is positioned to take advantage of and cyber insurance firms are both now beginning to require cyber security processes to be validated by a product like rThreat which will drive conversion from previously reluctant organizations. With our product in the market, early traction, the increasing need for cyber security innovation, and the positive industry conditions we see a great path forward for rThreat.

-Product in the market in 2nd version

-Strong pipeline of expected deals to close soon

-Hiring pipeline which is anticipated to bring on board once funding is in place

-IP: Our niche unique approach to Zero Trust continuous Validation as a Service

Analysis of Comparable Competitors

The Company has several major competitors in the Infrastructure Protection market. Some of the top competitors in our industry include: Mandiant is the industry leader and the Company's primary competition in the Security Validation subsegment of Infrastructure Protection. SafeBreach also owns a significant market share and is a leader in the Breach & Attack Simulation sub-segment.

AttackIQ, Scythe, CyCognito, and Cymulate are direct competitors of similar size and development. XM Cyber is also in the space and was acquired for $700 million in November 2021 by Schwarz Group. All companies in this space are currently privately held or have been acquired and public information about their revenue is not available to make an accurate comparison.

Sources:
-XM Cyber purchased for $700m in late 2021:
https://www.calcalistech.com/ctech/articles/0,7340,L-3923098,00.html

-Verodin purchased for $250m in May 2019: https://www.crn.com/news/security/fireeye-buys-startup-verodin-for-250m-to-find-security-gaps
-Cymulate raises $70m series D in September 2022: https://techcrunch.com/2022/09/06/cymulate-snaps-up-70m-to-help-cybersecurity-teams-stress-test-their-networks-with-attack-simulations/

<u>Conclusion</u>

Based on our analysis of the above factors, we believe that the pre-money valuation of $17,010,000.00 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $282,000 in SAFE agreements and $232,342 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  55.0%
  Funds from this raise will be used for general operations/working capital. This will include but won't be limited to expanding sales and customer success teams, additional IP filings, software tools, cloud hosting services and general business overhead.

- *Marketing*
  19.5%
  With these funds the company will expand its marketing presence. This will include but not be limited to advertising, search ads, event sponsorship, running webinars, tradeshow attendance and PR.

- *Research & Development*
  20.0%
  Funds will also be used to support and expand the R&D team. This will include but won't be limited to hiring additional software developers, researchers and UI/UX staff.

If we raise the over allotment amount of $1,069,998.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  55.0%
  Funds from this raise will be used for general operations/working capital. This will include but won't be limited to expanding sales and customer success teams, additional IP filings, software tools, cloud hosting services and general business overhead.

- *Marketing*
  19.5%
  With these funds the company will expand its marketing presence. This will include but not be limited to advertising, search ads, event sponsorship, running webinars, tradeshow attendance and PR.

- *Research & Development*
  20.0%
  Funds will also be used to support and expand the R&D team. This will include but won't be limited to hiring additional software developers, researchers and UI/UX staff.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://rthreat.net (To be determined).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rthreat

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR rThreat Inc.

[See attached]

RTHREAT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
rThreat, Inc.
Bellingham, Washington

We have reviewed the accompanying financial statements of rThreat, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 18, 2022
Los Angeles, California

RTHREAT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,781	$	11,361
Acccount receivables, net		78,966		-
Prepaids and other current assets		142,663		3,083
Total current assets		**223,410**		**14,444**
Intangible assets		25,086		27,629
Deferred commission		21,393		-
Total assets	**$**	**269,888**	**$**	**42,073**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	47,601	$	17,591
Credit Card		12,267		4,856
Current portion of loans and notes		273,158		-
Shareholder loan		-		1,098
Deferred Revenue		220,432		-
Other current liabilities		76,715		16,505
Total current liabilities		**630,173**		**40,049**
Promissory Notes and Loans		10,501		164,718
Simple Agreement for Future Equity (SAFEs)		165,000		-
Convertible Note		224,892		-
Total liabilities		**1,030,565**		**204,768**
STOCKHOLDERS EQUITY				
Common Stocks Class A		600		600
Additional Paid In Capital		1,429		-
Retained earnings/(Accumulated Deficit)		(762,706)		(163,294)
Total stockholders' equity		**(760,677)**		**(162,694)**
Total liabilities and stockholders' equity	**$**	**269,888**	**$**	**42,073**

See accompanying notes to financial statements.

RTHREAT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 123,846	$ -
Cost of revenue	112,477	-
Gross profit	11,369	-
Operating expenses		
General and administrative	144,394	25,548
Research and development	288,895	84,117
Sales and marketing	268,138	51,820
Total operating expenses	701,427	161,485
Operating income/(loss)	(690,058)	(161,485)
Interest expense	29,155	1,809
Other Loss/(Income)	(119,801)	-
Income/(Loss) before provision for income taxes	(599,412)	(163,294)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (599,412)**	**$ (163,294)**

See accompanying notes to financial statements.

RTHREAT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks Class A		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—July 16, 2020					
Issuance of Restricted Stocks	6,000,000	**$ 600**			$ 600
Net income/(loss)				$ (163,294)	(163,294)
Balance—December 31, 2020	6,000,000	600	-	$ (163,294)	**$ (162,694)**
Share-Based Compensation			$ 1,429		1,429
Net income/(loss)				(599,412)	(599,412)
Balance—December 31, 2021	**6,000,000**	**$ 600**	**$ 1,429**	**$ (762,706)**	**$ (760,677)**

See accompanying notes to financial statements.

RTHREAT INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (599,412)	$ (163,294)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangibles	1,895	789
Share-based compensation	1,429	-
Changes in operating assets and liabilities:		
Account receivables, net	(78,966)	-
Prepaid expenses	(139,580)	(3,083)
Account payables	30,010	17,591
Deferred revenue	220,432	-
Credit Cards	7,411	4,856
Other current liabilities	60,210	16,505
Deferred commission	(21,393)	-
Net cash provided/(used) by operating activities	**(517,964)**	**(126,636)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets	649	(28,419)
Net cash provided/(used) in investing activities	**649**	**(28,419)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	-	600
Borrowing on Shareholder loans	(1,098)	1,098
Borrowing on Promissory Notes and Loans	118,941	164,718
Borrowing on Convertible Notes	224,892	-
Borrowing on SAFEs	165,000	-
Net cash provided/(used) by financing activities	**507,735**	**166,416**
Change in cash	(9,580)	11,361
Cash—beginning of year	11,361	-
Cash—end of year	**$ 1,781**	**$ 11,361**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 29,155	$ 1,809
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

rThreat Inc. was incorporated on July 16, 2020, in the state of Delaware. The financial statements of rThreat Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellingham, Washington.

rThreat Inc. has created a unique platform and methodology that allows organizations to assess defenses with live malware in a secure environment. Our platform delivers a zero trust, pragmatic, holistic approach to continuous security validation, allowing organizations to proactively interact with real-world threat activity on a consistent basis and apply increasingly advanced challenges to their cyber-defenses. Our goal is to help companies advance the maturity of their defenses. We drive emerging threat tactics and multiple obfuscation techniques through an automated SaaS platform that can regularly test the effectiveness of basic and advanced organizational detection and response capabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software IP, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

rThreat Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the cloud hosted software platform on annual or multi-year contracts to direct customers.

Cost of sales

Costs of goods sold include the cost of revenue- salary, taxes, processing fee.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $268,138 and $51,820, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv)are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Employee Retention Credit (receivables)	84,776	
Prepaid Expenses	9,552	3,083
Deferred Discounts	48,335	
Total Prepaids and Other Current Assets	**$ 142,663**	**$ 3,083**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Payroll Liabilities	9,333	
Accrued expenses	33,885	9,838
Commission Payable	18,080	-
Deferred Compensation Liability	15,417	6,667
Total Other Current Liabilities	**$ 76,715**	**$ 16,505**

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Software IP	$ 27,770	$ 28,419
Intangible assets, at cost	**27,770**	**28,419**
Accumulated amortization	(2,684)	(789)
Intangible assets, Net	**$ 25,086**	**$ 27,629**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,895 and $789, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (1,895)
2023	(1,895)
2024	(1,895)
2025	(1,895)
Thereafter	(17,507)
Total	**$ (25,086)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock-Class A

The Company is authorized to issue 25,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 6,000,000 shares have been issued and are outstanding.

Common Stock-Class B

The Company is authorized to issue 5,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, no shares issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, no shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at July 16, 2020	-			-
Granted	6,000,000	$	0.00	
Vested	-			
Forfeited	-			-
Outstanding at December 31, 2019	6,000,000	$	0.00	9.21
Granted	-	$	0.00	
Vested	(2,625,000)	$	-	
Forfeited	-	$	-	
Outstanding at December 31, 2020	3,375,000	$	0.00	8.21

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2020 was $1,429.

The restricted stocks were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for restricted stocks granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's restricted stocks.

The expected term of restricted stocks is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for restricted stocks granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future restricted stocks grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for restricted stocks granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Fees	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Nancy Delong	$ 10,000	5.00%		7/2/2020	7/2/2022	$ 513	$ 763	$ 10,763	$ -	$ 10,763	$ 250	$ 250	$ -	$ 10,250	$ 10,250
Promissory Note - Jocelyn De Jong	$ 10,000	5.00%		8/3/2020	8/3/2022	$ 514	$ 719	$ 10,719	$ -	$ 10,719	$ 205	$ 205	$ -	$ 10,205	$ 10,205
Promissory Note -Maria de Jesus Magdalena Chavez Aguilar	$ 10,000	5.00%		8/5/2020	10/26/2022	$ 1,743	$ 1,743	$ 11,743	$ -	$ 11,743	$ -	$ -	$ -	$ 10,000	$ 10,000
Promissory Note - Maria de Jesus Magdalena Chavez Aguila	$ 23,000	5.00%		10/5/2020	10/26/2022	$ 221	$ 428	$ 23,428	$ -	$ 23,427.64	$ 206	$ 206	$ -	$ 23,206	$ 23,206
Promissory Note - Arturo Arenas Sanchez	$ 30,000	5.00%		8/5/2020	8/17/2022	$ 1,756	$ 1,756	$ 31,756	$ -	$ 31,756	$ -	$ -	$ -	$ 30,000	$ 30,000
Promissory Note -Arturo Arenas Sanchez	$ 20,000	5.00%		10/5/2021	9/21/2022	$ 855	$ 1,663	$ 21,663	$ -	$ 21,663	$ 807	$ 807	$ -	$ 20,807	$ 20,807
Promissory Note -Kyle Schipper	$ 30,000	5.00%		11/22/2020	11/27/2022	$ 1,506	$ 1,631	$ 31,631	$ -	$ 31,631	$ 125	$ 125	$ -	$ 30,125	$ 30,125
Promissory Note - Otis Chantharangsy	$ 30,000	5.00%		12/3/2020	12/3/2022	$ 1,506	$ 1,631	$ 31,631	$ -	$ 31,631	$ 125	$ 125	$ -	$ 30,125	$ 30,125
Promissory Note - Kiran Akkineni	$ 10,000	5.00%		3/16/2021	03/16/202	$ 458	$ 458	$ 10,458	$ -	$ 10,458	$ -	$ -	$ -	$ -	$ -
Promissory Note - Spencer Kadas	$ 10,000	2.00%		7/26/2021	7/26/2023	$ -	$ 501	$ -	$ 10,501	$ 10,501	$ -	$ -	$ -	$ -	$ -
Good Funding -loan payable	$ 60,000	0.00%	$ 18,600	9/24/2021	5/27/2022	$ -	$ -	$ 37,367	$ -	$ 37,367	$ -	$ -	$ -	$ -	$ -
Mel De Jong-Loan Payable	$ 2,000	0.00%		12/30/2021		$ -	$ -	$ 2,000	$ -	$ 2,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Spencer Kadas	$ 50,000	0.00%		3/31/2021	Repay on demand	$ -	$ -	$ 50,000	$ -	$ 50,000	$ -	$ -	$ -	$ -	$ -
Total	$ 295,000		$ 18,600			**$ 9,079**	**$ 11,292**	**$ 273,158**	**$ 10,501**	**$ 283,659**	**$ 1,718**	**$ 1,718**	**$ -**	**$ 164,718**	**$ 164,718**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 273,158
2023	10,501
2024	
2025	
2026	
Thereafter	
Total	**$ 283,659**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I -II	Fiscal Year 2021	$ 4,000,000	20%	$ 100,000	$ -
Safe III-IV	Fiscal Year 2021	$ 6,000,000	20%	$ 65,000	
Total SAFE(s)				**$ 165,000**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating preferred stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount	Valuation Cap	Maturity Date	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes-Justin Heyl	$ 200,000	5.00%	Fiscal Year 2021	20%	$ 6,000,000	6/25/2023	4,708	4,708		204,708	204,708
2021 Convertible Notes- Spencer Kadas	$ 20,000	5.00%	Fiscal Year 2021	20%	$ 6,000,000	6/25/2023	183	183		20,183	20,183
Total	**$ 224,892**						**$ 4,892**	**$ 4,892**	**$ -**	**$ 224,892**	**$ 224,892**

The convertible notes are convertible into preferred shares at a conversion price. The conversion price per share shall be the lower of (i) 80% times the lowest price per share selling price of Conversion Stock paid by cash investors (excluding the Note conversion price) in the Qualified Financing and (ii) the Valuation Cap divided by the pre-money fully diluted capitalization of the Company (excluding the effect of the conversion of the Notes). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(164,838)	$	(43,091)
Valuation Allowance		164,838		43,091
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(207,929)	$	(43,091)
Valuation Allowance		207,929		43,091
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $756,106, and the Company had state net operating loss ("NOL") carryforwards of approximately $756,106. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 18, 2022, which is the date the financial statements were available to be issued.

On January 19, 2022, the company entered into a Promissory Note agreement with a certain individual in the amount of $40,000. The note bears an interest rate of 5% per annum and the company must make repayment on demand of the lender.

On February 15, 2022, the company issued a SAFE contract in the amount of $30,000. The discount rate is set to 80% and pre-money valuation $6,000,000.

On February 10, 2022, the company repurchased 1,500,000 of common stock from Jesus Garcia (one of the shareholders) for the amount of $225,000. On the same date, the company issued a Promissory Note in the same amount ($225,000) for the common stock repurchased. The note bears an interest rate of 1.92%.

On February 1, 2022, the company granted 30,000 stock options to a certain individual at exercise price of $0.720.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $690,058, an operating cash flow loss of $517,964 and liquid assets in cash of $1,781, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

rThreat

Cyber Security Testing


THE NEXT GEN OF CYBER ATTACK EMULATION
THE HOLISTIC APPROACH TO CONTINUOUS THREAT EXPOSURE MANAGEMENT
rTHREAT

Website Bellingham, WA TECHNOLOGY

How do you know an organization's network is secure? rThreat is a cybersecurity platform that leverages a new approach to proactively allow users to continuously test their cyber security tools, leveraging the same real-world tactics that hackers deploy in current cybersecurity threats - like recent ransomware attacks on schools, hospitals, and suppliers across the globe.* rThreat currently has an in-market product with distribution to direct customers and channel partners.

$0.00 raised

0 Investors	$17M Valuation
$1.89 Price per Share	$249.48 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The rThreat difference: rThreat enables companies and organizations to stay a step ahead of hackers by providing a solution that allows them to run continuous tests of their cyber security tools and security teams, with real threats, to understand how threats could impact them before hackers do.
- Market need: rThreat believes cybersecurity impacts almost all areas of risk in the world today, and we are only as safe as our weakest link, and the overall cyber industry that is projected to reach $43Billion+ by 2026, would seem to agree.** From an rThreat perspective, the need for a platform that emulates the threats currently in use is already proven.
- Future Vision: rThreat is continually evolving. We recently launched a new and improved version of rThreat which added support for additional operating systems, faster response times, and additional validation features.

*Information about recent cyber security threats from the LA Times and NPR (source, source)

**Information about the Managed Security Services Market (source)

OVERVIEW

The rThreat platform enables organizations to understand and address the effectiveness of their cyber security architecture before hackers do real damage

rThreat provides a proactive approach to cybersecurity by running, real-world threat attack emulations, acting as a “live fire” or continuous readiness exercises to test the efficiency and effectiveness of an organization's security architecture & policies.

Our team of researchers monitors the dark web and criminal underground, the ‘internet’ of hackers, to ensure the rThreat platform has the most current examples of malicious risk that may be leveraged against an organization. This helps to secure the organization in real-time through an automated SaaS platform using the Zero Trust security guidelines, now mandated to be followed by the US Federal Government (source).


rThreat Lets You:
Identify security gaps
Address vulnerabilities
Optimize solutions

THE PROBLEM

Defensive cybersecurity measures often lag behind cutting-edge hackers

Cybersecurity is a complex industry. The rapidly evolving threat landscape and the frequency of changes in the IT architecture and in security create a constant stream of new challenges, which are almost impossible to keep on top of.

Although change has always been a constant in both IT and cybersecurity, COVID-19 and the associated rise of remote work have accelerated business digitization and security adaptations. Everything is connected today.

Mandatory bi-annual penetration tests are not enough

Ransomware and cybersecurity breaches are a serious business operation concern. 'Oh Wow! That's what it really looks like?!' is one of the responses we have heard from investors when demoing rThreat on their network. Traditional, manual penetration tests which ensure the effectiveness of cyber defenses are expensive, time-consuming, and limited in scope. Mandatory bi-annual Penetration Tests of cybersecurity systems are not enough to ensure that organizations are protected from hackers. Our systems need "to meet or exceed the standards and requirements for cybersecurity," as President Biden's executive order noted. Sharing any amount of data on the internet means an increased need to implement a Zero Trust strategy.


What Cybersecruity Issues
Do Companies Face?
Companies don't know if their cyber defenses work.
53% of IT experts admit they don't know how well the cybersecruity tools they've deployed are working.
Immense dediction of time & resources
Large enterpises deploy about 47 different cyber security tools from an overage of 10 different vendors.
Justification of costly investments
50% of large enterpises spend over $1 million annually on security.
Global shortage of skilled security staff
The number of unfilled cybersecurity positsions will grow to 3.5 million by 2021.
Human error
52% of secruity breaches are caused by employees who lack security training.

(source, source, source, source, source)

THE SOLUTION

Proactively test the cybersecurity tools and teams against the most recent threats

rThreat is a cloud-based platform that provides proactive cybersecurity testing with the most current and past ransomware and all types of malicious files so organizations can test their systems in a secure environment. With so many defensive security tools on the market, rThreat wants to proactively ensure that no matter which of those tools an organization chooses, it's protecting them fully. Our proactive approach follows Ben Franklin's timeless phrase, "An ounce of prevention is worth a pound of cure."


How We Help:
1
Continuously validate your security
Enable your team to discover & resolve gaps in security using breach & attack emulation before threat actors strike.
2
Justify your security investments
Use breach & attack emulation to challenge new & deployed tools, business continuity, & test your team to optimize ROI.
3
Attack surface management
Build a scalable threat modeling process to expedite remediation & prioritize the highest value risks to reduce your attack surface.
4
Enhance your security teams
Automate processes for Penetration Testing & Purple teams, & ensure readiness of SOC & Incident Response Teams.
5
Support compliance efforts
Our reports can be used to prove to auditors that your organization has effective security processes in place.

How it works

- **Direct sales:** Businesses can buy licenses on an annual or multi-year basis.
- **Channel partners:** We have a worldwide network of Managed Security Service Providers that utilize rThreat technology and receive a commission for each license sold or conduct rThreat powered consulting projects.

THE MARKET

Tackling a market headed towards $366B

The cybersecurity market is projected to reach $366B+ by 2028, and there are an estimated 4,800 vendors for security defensive tools. rThreat is unique because it tests using real threats, and can validate the impact on over 4,800 defensive tools. Real-world hackers don't attack with simulated versions of malware. If you're wearing a bulletproof vest, you'd want to know that it had been tested for actual bullets. We're applying that theory straight to your security systems.


What Makes Us Different:
Deploy real cyber threats
Simulations using threat signatures are not enough to ensure your defenses are adequate.
Easy to use and deploy
rThreat can quickly be deployed & ready to use with minimal training & upkeep.
Utilize advanced artifacts
Our team develops custom & forced zero-day artifacts that reflect the techniques seen in unknown threats.
Flexible cost of ownership
We offer scalable models that fit the size & scope of your business & security needs.

rThreat has greater return on investment compared to manual security assessments. We have an internal research group that monitors cybersecurity trends and the tactics, techniques, and procedures used by hackers, known as Advanced Persistent Threat groups. The platform is designed for easy use, making it possible for consulting groups to run rapid testing if needed.

OUR TRACTION

From research to rollout, we're ready to launch version 2

After 2 years of executing in stealth, honing our research and development, our patent pending platform is live. We've successfully distributed our software through direct customers and channel partners. We recently rolled out version two of rThreat, which features an updated dashboard and support for Linux in addition to Windows operating systems.


+5000
Artifacts in library
200
Variations in obfuscation
500
Real executions
+250
Uknown attacks methodologies

WHY INVEST

The Market is Changing and We Believe rThreat is Positioned to Take Advantage

We can see that the cyber security industry as a whole is growing at a rapid pace and ongoing testing is quickly becoming a requirement. rThreat uses real threats to test. Ransomware attacks and other hacks are becoming daily headline news items and organizations need a way to stay a step ahead of hackers, rThreat provides this.

- Our product is live with enterprise customers and Manager Security Service Providers using rThreat.

- The Federal Government (Cybersecurity & Infrastructure Security Agency) and cybersecurity insurance firms are now requiring organizations to test their systems. rThreat is perfectly placed to take advantage of these new requirements.

- Our highly experienced team of advisors see the value and vision of rThreats approach to security validation.

- We believe we are early movers into security testing space with a unique approach.


We Create Reliable Cybersecurity.

July 2020
Our Company Launches!
rThreat Incorporated

August 2020

Product Live!
rThreat V1.0 Launches at BlackHat 2020

September 2020

Customer Testing
Several companies use rThreat and provide feedback

2021

Customers!
Direct Customers and Managed Security Service Providers in US, Mexico and Brazil purchase rThreat

October 2021

rThreat wins startengine Quarterly Pitch Competition
"I got to give it to Hugo at rThreat because [...] he is going to be VERY successful. It makes so much sense what he's doing!" - Kevin O'Leary

May 2022

Version 2.0
Version 2.0 launched with new features and other majors upgrades

September 2022
Launched on StartEngine
Now YOU can own a part of our company!

Q4 2022

Major Deals (ANTICIPATED)
We are closing a number of large deals that are in final negotiations.

November 2022

Fall Tradeshows (ANTICIPATED)
Sales team is attending several fall trade shows through North and South America.

February 2023

Scale US Sales (ANTICIPATED)
Invest in additional sales and marketing in the US

In the Press

panther | USA TODAY | CYBER DEFENSE MAGAZINE | CISION PR Newswire | GeekWire

SHOW MORE

Meet Our Team



Hugo Sanchez Chavez

CEO, President & Director

Hugo is an international sales professional with over 12 years of experience building teams and sales programs, with proven success in managing complex, enterprise-wide global sales. Consistently exceeding sales quotas and well versed at the evangelistic sales process in order to penetrate new markets. Strong ability to foster relationships with senior executives in Fortune 500 organizations. Intuitive sense to hunt for and uncover opportunities within new and existing target accounts.



Jesus Garcia Correa

CTO, Vice President & Director

Jesus has spent his career working for a variety of Cyber Security companies including F5 Networks, FireEye and most recently RSA as a senior systems engineer. He graduated from National Autonomous University of Mexico with a degree in Computer Science. Jesus is an active member of the cyber security community and has published articles in many cyber security publications including HAKIN9 and ExploitDB covering new methodologies, techniques, tactic and the creation of specific malware.



Peter Nelson

VP of Sales Operations & Director

Peter has spent his career in operations at a number of startups. He was one of the early employees at zulily which went from launch to IPO in 4 years with 1.5 billion in revenue. During his time at zulily Peter managed procurement, transportation and lead the effort to open operations in China. He also has experience at a digital marketing firm focusing on metrics driven marketing, a port operations focused startup and has a passion for the cyber security space.



Melvin D. De Jong

CFO, Corporate Secretary, Treasurer & Director

Mel is a seasoned financial management professional having been employed in a range of organizations from start-up to Fortune 100. He excels at creating cost effective and efficient administrative work units. He is semi-retired but still enjoys working with early-stage start-up businesses. Mel is a proud Vietnam War Veteran and earned his MBA and professional certification on the GI Bill.



John Kindervag

Zero Trust Advisor

John is best known for creating the revolutionary Zero Trust Model of Cybersecurity. He is currently the Senior Vice President of Cybersecurity Strategy at ON2IT Cybersecurity he has also been the field CTO of Palo Alto Networks and spent eight and one-half years at Forrester Research where he was a Vice President and Principal Analyst on the Security and Risk Team. John is considered one of the world's foremost cybersecurity experts.

John is an advisor for rThreat and works 1 hour per week for rThreat.



Kate Kuehn

GTM Advisor

Kate's passion is guiding innovative security and technology teams. She is currently the Senior Vice President of Alliance's at vArmour. She thrives on empowering employees while creating organizations around strategic and often complex market requirements. Security and emerging technologies are part of her DNA, and love's leading the charge both internally and externally in the market to develop new ways to enhance our world through them.

Kate is an advisor for rThreat and works 1 hour per week for rThreat.



Igor Volovich

CISO Advisor

Igor is a global CISO, strategist, advisor, author, speaker, and global cybersecurity leader with 20+ years of service to the world's largest private and public-sector entities, Fortune 100 firms, and US policy, legislative, and regulatory communities. As a startup mentor, he has helped over 30 early-stage technology firms create and navigate the roadmap from the proverbial paper napkin of an idea to their first purchase order and beyond, advising founder teams on product, positioning, GTM, and competitive strategies.

Igor is an advisor for rThreat and works 1 hour per week for rThreat.



Josh Stephens

GTM Advisor

Josh has been in the technology sector for over 25 years and has helped lead some very successful companies through hyper growth, IPOs, and other meaningful exits. He is deeply passionate about helping the companies that he's involved with maximize their potential and about helping the people that he works with to achieve their own vision of success.

Josh is an advisor for rThreat and works 1 hour per week for rThreat.



Brad LaPorte

GTM Advisor

Brad is a former top-rated Gartner Analyst for cybersecurity, veteran US Cyber Intelligence, and product leader at Dell, IBM, and several startups. He is a partner at High Tide Advisors providing Go-To-Market consulting and advisory services to investment firms and cybersecurity startups. He has spent most of his career on the frontlines fighting cyber criminals and advising top CEOs, CISOs, CIOs, CxOs as well as other thought leaders on how to be as efficient and effective as possible.

Brad is an advisor for rThreat and works 1 hour per week for rThreat.

Offering Summary

Company	rThreat Inc.
Corporate Address	4050 Willowbrook Lane, Bellingham, WA 98229
Offering Minimum	$9,999.99
Offering Maximum	$1,069,998.93
Minimum Investment Amount (per investor)	$249.48

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	5,291
Maximum Number of Shares Offered	566,137
Price per Share	$1.89
Pre-Money Valuation	$17,010,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

StartEngine 10% Owners Bonus

Super Early Bird - First 72 hours 10%

Early Bird - First 7 Days 5%

Invest $10,000 and receive an additional 6% bonus shares.

Invest $25,000 and receive an additional 8% bonus shares.

Invest $50,000 and receive an additional 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

rThreat, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.89 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It’s 7am. John, the CEO of a large company, receives a call from his Cybersecurity director. The company suffered a ransomware attack, and their data is being held hostage. John panics, what will happen to his business. Every 39 seconds a company falls victim to a cyber-attack. John wondered how he could have prevented this from happening. What was he missing?

rThreat, we’re a breach and attack emulation platform that acts as your dress rehearsal for cyber-attacks. Think of us as your 007 agent. We challenge your cyber defenses using real threats in a secured testing environment. rThreat lets you identify security gaps, address vulnerabilities, and optimize solutions so you don’t end up like John. Don’t wait for the bad guys to strike first. Take a proactive approach to your cyber security today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "RTHREAT INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF FEBRUARY, A.D. 2022, AT 7:33 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

3259436 8100
SR# 20220531335

Authentication: 202675626
Date: 02-16-22

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RTHREAT INC.

rThreat Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is rThreat Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 16, 2020.

B. This First Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the original Certificate of Incorporation is amended and restated in its entirety to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, rThreat Inc. has caused this First Amended and Restated Certificate of Incorporation to be signed by Hugo Sanchez Chavez, a duly authorized officer of the Corporation, on February 15, 2022.

DocuSigned by:

Hugo Sanchez

Hugo Sanchez Chavez, Chief Executive Officer

EXHIBIT A

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RTHREAT INC.

ARTICLE I.

The name of this corporation is rThreat Inc. (the "**Corporation**").

ARTICLE II.

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware, 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the "**DGCL**").

ARTICLE IV.

A. Authorized Stock; Common Stock Reclassification.

1. **Authorized Stock**. The Corporation is authorized to issue three classes of stock, to be designated, respectively "Class A Common Stock," "Class B Non-Voting Common Stock" and "Preferred Stock." The total number of shares of all classes of stock which the Corporation shall have authority to issue is 35,000,000 shares, consisting of: (i) 25,000,000 shares of Class A Voting Common Stock, $0.0001 par value per share ("**Class A Common Stock**"), (ii) 5,000,000 shares of Class B Non-Voting Common Stock, $0.0001 par value per share ("**Class B Non-Voting Common Stock**") and (iii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect to each class of capital stock of the Corporation are set forth in the other sections and subsections of this Article IV.

2. **Definitions of Effective Date, Effective Time and Restated Certificate**. As used in this Article IV: (i) the term "**Effective Date**" means the date that this First Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (ii) the term "**Effective Time**" means the time that this First Amended and Restated Certificate is filed and effective pursuant to Section 103 of the DGCL; and (iii) the term "**Restated Certificate**" means this First Amended and Restated Certificate of Incorporation.

3. **Issued and Outstanding Stock Immediately Prior to Effective Time**. Immediately prior to the Effective Time, the number of shares of capital stock of the Corporation issued and outstanding is 4,500,000 shares of Common Stock, par value $0.0001 (all such shares of Common Stock being of a single class) (the "**Original Common Stock**").

4. **Common Stock Reclassification**. Immediately upon the Effective Time, each one (1) share of Original Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically (without any action by the holder thereof) reclassified into and become one (1) share of validly issued, fully paid and non-assessable shares of the Class A Common Stock of the Corporation, par value $0.0001 per share,

authorized by Section A of this Article IV (the "**Common Stock Reclassification**"). The par value of the Class A Common Stock in connection with the Common Stock Reclassification shall remain $0.0001 per share. Each certificate that immediately prior to the Effective Time represented shares of Original Common Stock shall thereafter represent that number of shares of Class A Common Stock into which the shares of Original Common Stock have been reclassified; provided, that each person holding of record a stock certificate or certificates that represented shares of Original Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Class A Common Stock to which such person is entitled under the Common Stock Reclassification. In connection with the Common Stock Reclassification, any options, warrants or rights to acquire shares of Common Stock existing immediately prior to the Effective Time, shall be automatically (without any action by the holder thereof) reclassified into and become options, warrants or rights to acquire shares of such Common Stock Class A Common Stock of the Corporation, par value $0.0001 per share.

B. Common Stock.

1. **General**. Except as expressly providing in this Section B of this Article IV, the Class A Common Stock and Class B Non-Voting Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of Class A Voting Common Stock and Class B Non-Voting Common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate (if any). There shall be no cumulative voting. No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent provided by written agreement with the Corporation.

2. **Voting.**

(a) **Class A Voting Common Stock (Voting Stock)**. Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, the holders of the Class A Common Stock shall possess exclusively all voting power. The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL.

(b) **Class B Non-Voting Common Stock (Non-Voting Stock).**

(i) Except as set forth in subsections (ii), (iii) and (iv) below of this Section B(2)(b), holders of shares of Class B Non-Voting Common Stock shall not be entitled to vote (in their capacity as holders of Class B Non-Voting Common Stock) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Class B Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii) The holders of Class B Non-Voting Common Stock shall have the right to vote as a separate class on a Deemed Liquidation Event (as defined in Section B(4) below, and except to the extent otherwise provided by written agreement with the Corporation), or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, except that shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Securities (as defined below) which are otherwise identical on a per share basis in amount and form to the voting Securities received with respect to or exchange for the Class A Common Stock so long as: (A) such non-voting Securities are convertible into such voting Securities on the same terms as the Class B Non-Voting Common Stock is convertible into Class A Common Stock; and (B) all other consideration is substantially similar to that received by the Class A Common Stock on a per share basis. "Securities" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Securities that are directly or indirectly

convertible into, or exchangeable or exercisable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

(iii) The holders of Class B Non-Voting Common Stock shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; provided, that any amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Class B Non-Voting Common Stock (but not the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required therefor.

(iv) The holders of Class B Non-Voting Common Stock shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v) As to all matters for which voting rights are provided to the holders of Class B Non-Voting Common Stock under this Section B(2)(b), the holders of the Class B Non-Voting Common Stock are entitled to one (1) vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3. Dividends. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate (if any), any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and Class B Non-Voting Common Stock, share and share alike; provided, however that: (i) in the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consists of other voting Securities of the Corporation, the Corporation shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section B(3), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

4. Liquidation. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate (if any), in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of Class A Common Stock and the holders of Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

"**Deemed Liquidation Event**" means shall mean any of the following: (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is a party (including, without limitation, any stock acquisition, merger or consolidation but excluding any sale of capital stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (b) a sale, lease or other disposition of all or substantially all of the assets of Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (c) any liquidation, voluntary or involuntary dissolution or winding up of the Corporation.

5. **Stock Splits and Combinations**. If the Corporation in any manner splits, subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class or classes of Common Stock will be split, subdivided or combined in the same manner.

C. **Preferred Stock**. Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors of the Corporation (the "**Board of Directors**") may determine. Authority is hereby expressly granted to the Board of Directors to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law.

ARTICLE V.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI.

Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII.

Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VIII.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors and officers, of the Corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of

directors or officers , then the liability of a director or officer to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

ARTICLE XI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

[Remainder of page intentionally left blank]

EXHIBIT G TO FORM C

[See attached]

ADDENDUM 1 AS EXHIBIT G TO OFFERING MEMORANDUM,
WHICH FORMS A PART OF THE FORM C OFFERING STATEMENT.

SUPPLEMENT TO RISK FACTORS SECTION OF SUCH EXHIBIT A OFFERING MEMORANDUM

The terms "rThreat," the "Company," "we," "us," and "our" refer rThreat, Inc., a Delaware corporation. All references in this Addendum to "the Form C" or "this Form C" refer to the Company's Form C Offering Statement filed on or about October 13, 2022 including all exhibits and addendums thereto. This Addendum 1 is attached hereto as Exhibit G of such Form C (as referenced in Exhibit A titled "Offering Memorandum: Part II of Offering Document").

As used in this Addendum: (a) the term "Securities" means the shares of Class B Non-Voting Common Stock offered in this Crowdfunding Campaign; (b) references to "the Offering" or "this Offering" or "Crowdfunding Campaign" mean the crowdfunding campaign/offering described in the Company's Form C; and (c) the terms "Investor" and "Purchaser" each mean a purchaser of the Class B Non-Voting Common Stock in this Offering.

All references in this Addendum to "$" or "dollars" are to United States dollars, unless specifically stated otherwise. The order in which the risks are presented in the Form C, including in this Addendum 1, is not intended to represent the magnitude of the risks described.

This Addendum is comprised of six parts:

- Part I, Forward-Looking Statements Disclosure (pages 1 to 2 of this Addendum)
- Part II, Additional Risk Factors Related to the Company's Securities and this Offering.
- Part III, Additional Risk Factors Related to the Company's Business and Industry.
- Part IV, Tax Risks.
- Part V, Conflicts of Interest.
- Part VI, Statement as to Transfer Restrictions.

Addendum 1, Part I - Forward-Looking Statements Disclosure:

Certain information contained in this Form C and the documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. The statements herein which are not historical reflect the Company's current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and their management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward looking statements include statements regarding, among other things, (i) the Company's projected sales and profitability; (ii) the Company's growth strategies; (iii) anticipated trends in the Company's industry; (iv) the Company's future financing plans; and (v) the Company's anticipated needs for working capital. Forward looking statements, which involve assumptions and describe the Company's future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology.

These statements are not guarantees of future performance and involve a number of risks, uncertainties, and assumptions relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, actual results or performance of the Company may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. Factors that might cause such differences include, but are not limited to, those discussed in the risk factors sections of this Form C and matters described in this Form C generally, which prospective investors should carefully review and consider. This list of factors is not exclusive; it is impossible to list all of the risks that the Company will face. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Form C will in fact occur or be substantially realized. Even if the results and developments in such forward-looking statements occur or are substantially realized, there is no assurance that they will have the expected consequences on the Company or its business or operations. Past results are not indicative of future performance.

The Company cautions prospective investors not to put undue reliance on any forward-looking statements, which speak only as of the date of this Form C, and not to make an investment decision based solely on the Company's projections, estimates or expectations.

The statements in this Form C are made as of the date of this Form C, unless another time is specified. There may have been a change in the facts set forth in this Form C since the date hereof and the Company undertakes no obligation to update or revise any statements in this Form C.

Addendum 1, Part II – Additional Risk Factors Related to the Company's Securities and this Offering:

There is no assurance that purchasers of the Securities will receive a return on their investment. The Securities are highly speculative and any return on an investment in the Securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that Purchasers of the Securities will realize any return on their investments or that their entire investments will not be lost. For this reason, prospective Investors should carefully read this Form C and should consult with their own independent personal advisors prior to making any investment decision with respect to the Securities. Investors should only make an investment in the Securities if they are prepared to lose the entirety of such investment.

The Securities may not be suitable for all investors. An investment in the Securities may not be suitable for all prospective Investors. Prospective Investors should carefully read this Form C and should consult with their own independent legal counsel, accountant and other professionals prior to making any investment decision with respect to the Securities.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company (including the Securities). The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Securities will be equity interests in the Company and will not constitute indebtedness, and Investors' liquidation rights will be subordinate to the holders of our indebtedness (including related party debt), as well as any additional senior debt or equity securities we may issue in the future. The Securities will rank junior to (1) all existing and future indebtedness and other non-equity claims on the Company, as well as (2) the liquidation rights and preferences of the Company's existing Simple Agreement for Future Equity (SAFE) holders, and any senior equity securities that we may issue in the future, with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time.

As described elsewhere in this Form C, the Company has indebtedness outstanding as of the date of this Form C and the Company has existing SAFEs liquidation rights and preferences that are senior to the liquidation rights of the Securities. In addition, there are no restrictions in the terms of the Securities on our ability to incur indebtedness or issue additional debt or equity securities that rank equally with or senior to the Securities upon liquidation. We may incur additional indebtedness in the future to finance our operations or take a number of other actions that are not limited by the terms of the Securities. Any such future indebtedness may be subject to restrictive covenants or other provisions that may prevent or otherwise limit our ability to make dividend or liquidation payments on the Securities.

If we were to liquidate our business, we would be required to repay (1) all of our outstanding indebtedness (including to related parties) and other non-equity claims, (2) all liquidation preferences on the Company's SAFEs (as well as any liquidation preferences for preferred stock issued after the date of this Form C, as applicable), and (3) any and all senior debt or equity securities that we may issue in the future, before we could make any distributions to holders of the Securities. We could have insufficient cash available to do so, in which case the Investors would not receive any liquidation payment. Any amounts remaining after the payments to holders of indebtedness and senior debt and equity securities would be split equally among all holders of our Common Stock (and the holders of any debt or equity securities with equal ranking, if applicable), which might result in your receiving less than your pro rata share of the Common Stock outstanding at the time of the liquidation event.

In certain circumstances holders of the Securities will not have dissenters' rights. As a condition to the issuance of any Securities, the purchaser thereof will be required to become a party to and be bound by the Company's Subscription Agreement and Bylaws. The Bylaws contain restrictions on transfer and grant rights of first refusal to the Company. The Subscription Agreement contains a "drag-along" provision whereby all of the Purchasers of the Securities agree to refrain from exercising any dissenters' rights or rights of appraisal under applicable law in the event of a sale of the Company or other change of control transaction. Specifically, and without limitation, if the majority holders of our voting classes of stock determine to sell the Company, depending on the nature of the transaction, the Investors will be forced to sell their Securities in that transaction regardless of whether they believe the transaction is the best or highest value for their Securities, and regardless of whether they believe the transaction is in their best interests.

The rights and terms of the Securities may be waived on behalf of all holders of Securities by the holders of a majority in interest of the Company's Class B Non-Voting Common Stock. The Securities issued in this Offering are part of a particular

class of the Company's securities referred to as the Class B Non-Voting Common Stock. The Company may issue additional shares of Class B Non-Voting Common Stock from time to time separate from this Offering, which means that the Securities, at any given time, may not represent all, or even a majority in interest of, the Company's Class B Non-Voting Common Stock. Except as specifically provided in the Company's Certificate of Incorporation, as amended (the "Certificate") or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such Certificate: (a) the Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them; and (b) the holders of the Company's Class A Common Stock shall possess exclusively all voting power. If and to the extent that voting rights are provided to the holders of the Company's Class B Non-Voting Common Stock (including the Securities) by the Company's Certificate or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such Certificate, the affirmative written consent or vote of the holders of a majority in interest of the outstanding shares of Class B Non-Voting Common Stock will be sufficient to bind all holders of Class B Non-Voting Common Stock. If a particular Investor in this Offering is not part of the majority voting group, including based upon disagreement with the decision, the Investor will still be bound by the vote and decision of the majority voting group.

The Company has not paid, and is unlikely to pay in the future, cash dividends on its securities. The Company has never paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The payment of dividends by the Company will depend on its future earnings, financial condition and such other business and economic factors as the Company's management may consider relevant.

The Company has relied upon private offering exemptions for past issuances of securities and is relying upon a private offering exemption for this Offering. If it is later determined that the private offering exemption is not available in any such case, purchasers of the securities would be entitled to rescind their purchase agreements. To date, the Company has not registered any offering of its outstanding securities with either the Securities and Exchange Commission ("***SEC***") or any state securities commission or regulatory authority. Rather, the Company has relied on private offering exemptions from registration under the Securities Act of 1933, as amended (the "***Securities Act***") and applicable rules or regulations promulgated thereunder. For this Offering, the Company is also relying on the private offering exemption provided by Section 4(A)(6) of the Securities Act and Regulation Crowdfunding (Regulation CF) promulgated thereunder and applicable state exemptions or notice filing provisions related to private offerings. Regulation CF contains limitations and requirements (including as to ongoing reporting obligations under Regulation CF) that may result in this Offering being unsuccessful. Additionally, should the SEC determine that this Offering was not in compliance with Regulation Crowdfunding or that any prior offering of existing securities was not in compliance with the relevant private offering exemption relied upon by the Company for the relevant offering, the Company may be forced to refund all purchases by investors in the applicable offering(s), which could occur after a closing in this Offering and after the Company has used some or all of the proceeds from this Offering. In such an event, you could lose some or all of your investment. A similar situation prevails under state law in those states where the Company securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996, which does not preempt compliance with certain filing and notice requirements and other conditions that rarely, but in some instances, must be satisfied prior to making an offer in a specific state. If a number of investors under this Offering or any prior offering of existing securities were successful in seeking rescission, the Company would face severe financial demands that could adversely affect our business and, thus, the non-rescinding investors. In as much as the basis for relying on exemptions is factual, depending on our conduct and the conduct of persons contacting prospective investors and making the Offering, as with past offerings of existing securities, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented by us as our basis for these exemptions.

The Company's founders, Hugo Sanchez and Jesus Garcia, effectively control the Company. The Company's founders are Hugo Sanchez and Jesus Garcia ("Founders"). The Founders own, and will continue to own following the Offering, a majority of the issued and outstanding shares of the voting stock of the Company. As a result, the Founders will effectively control and direct the affairs of the Company. The interest of the Founders may conflict with those of other securities holders. This concentration of ownership may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the Company's Founders.

The Company is not required to have independent management. The Company may, but is not required to, have independent directors on its Board of Directors. The individuals currently serving on the Company's Board of Directors are either (a) the Founders, who also serve as officers of the Company, or (b) existing employees and officers who own shares of the Company's voting stock (Class A Common Stock) or rights to receive shares of the Company's voting stock. The Company does not anticipate having an independent director serve on its Board of Directors in the foreseeable future.

Our officers' and directors' allocation of their time to other business interests could have a negative impact. The Company's existing management team is comprised of four individuals: (i) Hugo Sanchez; (ii) Jesus Garcia; (iii) Melvin De Jong; and (iv) Peter Nelson. Such individuals have signed confidentiality agreements but do not have employment agreements (or non-competition agreements) and are not required to devote substantially all of their business time and attention to the performance of their duties for the Company. Each such individual devotes such business time and attention to the Company's business as he in his sole discretion deems reasonably necessary. As of the date of the Form C, each of the foregoing individuals are devoting substantially all of their business time and attention to the performance of their duties for

the Company. Such individuals may have conflicts of interest in allocating time, services, and functions between the Company's business and their other business and professional interests and commitments, which could have a negative impact on the Company and its business.

The Company is not subject to Sarbanes-Oxley Regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our financial audit includes a going concern note. In their report accompanying our financial statements for the years ended December 31, 2021 and 2020, which financial statements and accompanying report are attached as Exhibit B to this Form C, our independent auditors stated that such financial statements were prepared assuming that we would continue as a going concern, and that they have substantial doubt as to our ability to continue as a going concern. Such financial statements do not include any adjustments that might result from the outcome of this uncertainty, and the report accompanying such financial statements is not modified with respect to these matters.

The Company's ability to continue as a going concern for the next twelve months (measured from the date of the audited financial statements attached as Exhibit B to this Form C) is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans are to raise equity funding under this crowdfunding campaign that continues after the date of this Form C and such report, produce revenues to support cash flow, extend maturities on existing debt obligations, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. If and as market conditions allow, management also plans to evaluate one or more additional offerings of its currently authorized but unissued shares of Preferred Stock and/or other authorization of a new equity or debt financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Holders of the Securities will have limited information and inspection rights. The information and inspection rights of the purchasers of Securities are limited to the information and inspection rights available under the Delaware General Corporation Law. Other security holders may have such broader information and inspection rights. This lack of information could put the purchasers of Securities at a disadvantage in general and with respect to other security holders.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

There has been no representation of Investors in the preparation of this Offering. The Company has not obtained any independent opinion on behalf of prospective Investors regarding the fairness of the terms on which the Securities are offered. Prospective investors will be relying entirely on their own business experience and acumen, and the experience of their legal, financial, tax and accounting advisers, as the basis for their investment decision together with the disclosures set forth in this Form C and the additional materials referenced directly.

Our legal counsel will not represent the interests of prospective Investors or purchasers of the Securities. Our legal counsel has not, and will not, represent the interests of prospective Investors or Purchasers of the Securities. Further, our counsel will not review or determine the accreditation of any Investor/Purchaser or the suitability of an investment in us for any prospective or actual Investor or Purchaser in this Offering, or any other person. Our counsel will not monitor or oversee our activities.

This Offering increases the risk the Company may inadvertently, or prematurely, become a public reporting company. The very nature of crowdfunding, including crowdfunding pursuant to a Regulation Crowdfunding (Regulation CF) offering, is to obtain small investments from a broad investor base. If the Company raises the $1,070,000 Maximum Offering Amount, its stockholder base could increase to more than 4,000 stockholders, thousands of which may be non-accredited investors under U.S. federal securities laws. In addition to the increased administrative costs and burden of managing such a large stockholder base, the larger number of stockholders increases the risk that the Company will inadvertently, or prematurely, become a fully reporting public company under the U.S. Securities and Exchange Commission rules. Conditional exemptions to such reporting company requirements are available to companies utilizing Regulation CF for capital raising; however, under current laws, the conditional exemption becomes unavailable at such time as the Company's assets reach $25 million at the end of any fiscal year (regardless of whether the Company maintains compliance with Regulation CF). It is the Company's present intent to manage growth toward an exit/liquidity event prior to Exchange Act registration becoming an issue for the Company; however**, there is no guarantee this will occur**. If the Company inadvertently, or prematurely, becomes a reporting company, compliance may be burdensome, time consuming, and expensive, which could have a material adverse effect on the Company's operations and financial conditions.

Addendum 1, Part III – Additional Risk Factors Related to the Company's Business and Industry:

We have a limited operating history which makes it difficult to evaluate our business and prospects. The Company was initially incorporated Delaware in July 2020 in order to commercialize a specific cloud-based software as a service to conduct a pragmatic assessment of deployed cybersecurity solutions focused on objectively addressing cyber threats. The rThreat Platform (the "Platform") is a breach and attack emulation platform that challenges a customer's cyber defenses using real world and custom threats in a secure environment. As such, we have a limited operating history upon which you can base an evaluation of our business and prospects. Since we have not been profitable, there are substantial risks, uncertainties, expenses and difficulties that we are subject to. To address these risks and uncertainties, we must do among the following:

- Obtain sufficient capital to support the expenses of developing and commercializing our technology and systems;
- Successfully implement our business model and strategies;
- Successfully expand the support for our commercial activities locally and internationally;
- Increase our market and attract customers for our products and services;
- Maintain favorable relationships with customers and other third parties with whom we will do business, including suppliers, resellers, licensees and other strategic partners;
- Respond to regulatory changes, competition and technological developments in the market competitive developments as well as general economic conditions;
- Manage our growth; and
- Attract, integrate, retain and motivate qualified personnel.

There can be no assurance that at this time we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have a history of losses and can provide no assurance of our future operating results. Since incorporation, we have generated limited operational revenues and we may not succeed in commercializing our technology and products which will generate revenues. We have experienced net losses and negative cash flows from operating activities since inception and we expect such losses and negative cash flows to continue in the foreseeable future. Our business model and strategies may not be successful and there is no assurance that we will ever become profitable in any future period. Our ability to achieve profitability and continue as a going concern is dependent upon raising capital from financing transactions and current and future sales.

Our revenues are dependent upon acceptance of our technology and systems; the failure of which would cause us to curtail or cease operations. We believe that most of our future revenues will initially come from the licensing and use of our Platform and related services. As we implement our business model and strategies, we also expect to generate revenues from strategic alliances and collaborations, such as joint ventures, we enter into with third parties. We will continue to incur substantial operating losses until such time as we are able to generate revenues from these activities. There can be no assurance that prospective customers, licensees and other third parties will adopt our technology and Platform, or that prospective customers, licensees and other third parties will agree to pay for or license our technology and Platform or enter into collaborations with us. Market acceptance depends on many factors, including demonstrating to prospective customers, licensees and other third parties that our technology and Platform are superior to and more cost-effective than other technologies and platforms which are available now or which may become available in the future. In the event that we are not able to develop a customer base that purchases or licenses our technology and Platform, or if we are unable to charge the necessary prices or license fees or enter into strategic alliances and collaborations with third parties on favorable terms, our financial condition and results of operations will be materially and adversely affected and may require us to curtail significantly or cease operations.

We may not be able to successfully develop and commercialize our technology and systems which would result in continued losses and may require us to curtail or cease operations. We are currently commercializing our technology and implementing our business model and strategies. We are unable to project when we will achieve profitability, if at all. As is the case with any new technology, we expect the research and development process to continue. We cannot assure that our engineering, software development and/or manufacturing resources will be able to develop our technology and systems fast enough to meet market requirements. We also cannot assure that our technology and Platform will gain market acceptance and that we will be able to successfully commercialize the technology and implement our business strategies. We face a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources (including both similar or early stage companies, particularly those with collaborative arrangements with large and established companies, competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services), the need to develop customer relationships and other risks. The failure to successfully commercialize our technology and implement our business strategies would result in continued losses and may require us to curtail significantly or cease operations.

Defects or disruptions in our service could diminish demand for our service and subject us to substantial liability. Because our Platform is complex and we have incorporated a variety of new computer software into our Platform, both developed in-

house and acquired from third party vendors, our Platform may have errors or defects that customers identify after they begin using it that could result in unanticipated downtime for our customers and harm our reputation and our business. Internet-based services (such as the Platform) frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our Platform and new errors in our existing Platform may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since our customers use our Platform for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our Platform could hurt our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Experience of a loss of function during customer's use of the Platform could lead to significant risk and subject us to substantial liability. A key feature of our Platform is to facilitate virtual breach and attack emulation on a customer's system (including, but not limited to, facilitating the implementation of portable executable files or other executable code that may constitute potentially malicious code). This virtual breach and attack is carried out in a controlled environment (e.g., virtual image, sandbox or other test environment set up by a customer) for the purpose of testing the customer's cybersecurity defense posture. It is possible that the customer may experience a loss of functions, files, applications, or access to systems or network during this facilitation using the Platform, or other potential harm or loss. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business. We currently serve our customers from third-party data center hosting facilities located in San Jose, CA. Any damage to, or failure of, our systems generally could result in interruptions in our Platform. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers' data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our Platform. Further, any damage to, or failure of, our systems generally could result in interruptions in our Platform. Interruptions in our Platform and related services may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

If our security measures are breached and unauthorized access is obtained to a customer's data or our data, our Platform may be perceived as not being secure, customers may curtail or stop using our Platform and we may incur significant legal and financial exposure and liabilities. Our Platform involves the storage and transmission of customers' proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, employee error, and malfeasance or otherwise, during transfer of data to additional data centers or at any time, and result in someone obtaining unauthorized access to our data or our customers' data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers' data. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third party technology providers to access their customer data. Because we do not control the transmissions between our customers and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the complete integrity or security of such transmissions or processing. Any security breach could result in a loss of confidence in the security of our Platform, damage our reputation, lead to legal liability and negatively impact our future sales.

Uninsured losses. The Company currently has extremely limited insurance coverage for its operations. The Company anticipates that it will need to obtain additional insurance, and proceeds from the initial funding received by the Company from the Offering may be used for such purposes. Nothing herein shall be construed as an agreement or representation by the Company that it will, at any time, obtain any such insurance coverage. Failure to secure and maintain adequate insurance coverage could expose the Company to financial and other risks. The Company may require fire and casualty insurance on offices and facilities in the future, however there are certain catastrophic losses that are uninsurable, or economically unfeasible to insure against, including flood and war. Should any such catastrophic loss occur the Company could suffer a loss of capital.

Our failure to expand our management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm our business. Our inability to manage our growth effectively could affect our ability to pursue business opportunities and expand our business. We currently have limited management and administrative resources. As we continue to commercialize our products and our operations grow, we will need to hire a significant number of additional employees. This growth may place strain on our management and operations. Our ability to manage growth will depend on the ability of our officers and key employees to implement and improve our operational, management information, sales and marketing and financial control systems and to expand, train and manage our work force. We believe that competition for qualified technical,

sales, marketing and managerial personnel will be intense. Our ability to implement our business model and strategies could be adversely affected if we are unable to hire and retain qualified personnel as needed.

We rely on others for our production, and any interruptions of these arrangements could disrupt our ability to fill customers' orders and have a material impact on our ability to operate. We obtain software development resources for our Platform from third party developers, most of whom are currently located outside of the United States. Any increase in labor, equipment, or other production costs could adversely affect our cost of sales. Qualifying new developers is time-consuming and might result in unforeseen Platform delivery and operations problems. The loss of our relationships with our third party developers or our inability to conduct our services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue would harm the business.

We depend on third party developers to maintain high levels of productivity and satisfactory delivery schedules. Our developers may serve many other customers from time to time. As a result, our developers could determine to prioritize their time for other customers or reduce or eliminate deliverables to us on short notice. A third party developer may infringe on our intellectual property. Any of these problems could result in our inability to deliver products in a timely manner and adversely affect our operating results.

If a competitor were to achieve a technological breakthrough, our operations and business could be negatively impacted. There currently exist a number of businesses that are pursuing similar products and services to our Platform, and new competitors can be expected to enter this market in the future. Should a competitor achieve a research and development or technological breakthrough where process costs are significantly reduced, efficiency greatly increased over ours, or if the costs of similar competing products were to fall substantially, we may have difficulty attracting customer sales or licensees and strategic partners. Furthermore, competitors may have access to larger resources (capital or otherwise) that provide them with an advantage in the marketplace, which could result in a negative impact on our business. Any competing technology that provides an attack emulation platform at a superior scale and more cost efficient than ours could render our technology obsolete. Any of these competitive forces may inhibit or materially adversely affect our ability to attract customers and licensees and other strategic partners. This could have a material adverse effect on our business, prospects, results of operation and financial condition.

We intend to form or seek strategic alliances or enter into acquisitions or licensing arrangements in the future. We may be unable to form or enter into such alliances, acquisitions or licensing arrangements on our anticipated timeline, and we may not realize the expected benefits of any such transaction. We intend to form or seek strategic alliances, create joint ventures or collaborations or be acquired by or enter into licensing arrangements with third parties that we believe will complement or augment our software development and commercialization efforts with respect to our technology and Platform. Any of these transactions and relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. These transactions and relationships also may result in a delay in the development of our technology and Platform if we become dependent upon the other party and such other party does not prioritize the development of our technology and systems relative to its other development activities. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our technology and Platform on our anticipated timeline, or all, because our technology and Platform may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our technology and Platform as having the requisite potential to demonstrate efficacy. If we license products or acquire businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer. Our success is highly dependent on our ability to attract and retain qualified software development, attack emulation and management personnel. We are highly dependent on our management, including our CEO, Hugo Sanchez, and our CTO/VP Jesus Garcia who has been critical to the development of our technology and business. The efforts of each of these individuals and our other management personnel will be critical to us as we continue to develop our technology and Platform as we attempt to transition to a company with profitable company commercialized technology and Platform. The loss of our CEO or any of our other officers or key employees, and our inability to find suitable replacements, could have a material adverse effect on our financial condition, existing business, or anticipated growth. Our management personnel have signed confidentiality agreements but we have not entered into any employment agreements (or non-competition agreements) with any of our management personnel. The Company also does not have any "key man" life insurance on any of the lives of our management personnel; therefore, if any of our management personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence.

We may be held liable for the actions and errors of our management. Under most conditions, our officers and directors may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in our certificate of incorporation and bylaws holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, our assets could be reduced and our business could be impaired.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to lawsuits. We could be the subject of complaints or litigation from customers, licensees or other business partners alleging product quality or operational concerns, including breaches of representations and warranties regarding our Platform. Litigation or adverse publicity resulting from these allegations could materially and adversely affect our business, regardless of whether the allegations are valid or whether we are liable. Further, claims of this type, whether substantiated or not, may divert our financial and management resources from revenue generating activities and the business operation.

The potential impact of failing to deliver a result on time could increase the cost of our products. In certain instances, we may be required to guarantee that we will deliver a result to a customer by a scheduled date. If we subsequently fail to deliver the results from our Platform as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of any future Platform development or similar products or services; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver the Platform on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Government regulations and legal uncertainties could affect the growth of the attack emulation industry. A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the attack emulation software and greater technology industries. The adoption of new laws or the application of existing laws may decrease the growth in these industries, which could in turn decrease the usage and demand for the Company's services or increase the cost of doing business.

Changes in employment laws or regulation could harm our performance. Our business expansion plan relies upon the Company hiring and retaining employees. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's foreign operations are subject to various unique risks. The Company's future operations and earnings will depend, in part, on the results of its operations in Latin American markets and other foreign markets into which the Company may choose to expand. The Company currently works with significant resources in Mexico and outsources significant software development and other Company services to service providers and developers located in Mexico. Accordingly, our business is subject to risks associated with doing business internationally, including:

- differing regulatory requirements in foreign countries;
- unexpected changes in tariffs, trade barriers, price/exchange controls and other regulatory requirements;
- economic weakness, including inflation, or political instability in particular foreign economies/markets;
- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
- foreign taxes, including withholding of payroll taxes;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
- difficulties staffing and managing foreign operations;
- workforce uncertainty in countries where labor unrest is more common than in the United States;
- differing payor reimbursement regimes, governmental payors or self-pay systems and price controls;
- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
- potential liability under the General Data Protection Regulation (GDPR) and other foreign data protection and privacy laws;
- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
- business interruptions resulting from outbreaks of epidemic, pandemic, or contagious diseases, such as the recent novel coronavirus or, historically, the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, or the H1N1 virus; and
- business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

A violation of privacy or data protection laws could have a material adverse effect on the Company and the value of the Securities. We are subject to applicable United States and foreign privacy and data protection laws and regulations, which are constantly changing. New laws or changes in current laws could increase the cost of compliance, which could adversely affect our business, revenues and competitive position. Any violations of laws and regulations relating to the safeguarding of private

information could subject the Company to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Any such violations could adversely affect the ability of the Company to operate its business, which could have a material adverse effect on the Company's operations and financial conditions.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be seriously harmed. If we need to license or acquire new intellectual property, we may incur substantial costs. We aim to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with our employees, consultants, advisors, and any third parties who access or contribute to our proprietary know-how, information, or technology. We also rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our proprietary rights. In the future we may attempt to acquire trademark rights, patents or patent portfolios, which could require significant cash expenditures. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business. If we are unable to protect our proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could seriously harm our business.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others. To date, we have received no notices alleging that we are infringing the patents of any third party. Nonetheless, we may in the future be sued for infringing the patent rights or other intellectual property rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition, results of operations and cash flows. In addition, litigation is time-consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to cease the allegedly infringing activity or to obtain a license. Such a required license may not be available to us or may not be available on acceptable terms, if at all. In addition, some licenses may be non-exclusive, so that our competitors may have access to the same technology licensed to us. If we fail to obtain a required license, or are unable to design around a third-party patent, ceasing an allegedly infringing activity could have a materially adverse effect on our business, financial condition, operations and cash flows.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses. Our agreements with customers, licensees and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Our long-term success may depend on future royalties paid to us by licensees, and we would face the risks inherent in a royalty-based business model. Beyond direct sales of the use our Platform, we may generate some revenue in the future through the licensing of our technology and systems, and our long-term success depends on future royalties paid to us by prospective customer licensees. The amount of royalty payments we may receive is expected to be based upon the revenues generated by our prospective customer licensees' operations, and so we will be dependent on the successful operations of our prospective customer licensees for a significant portion of our revenues. We face risks inherent in a royalty-based business model, many of which are outside of our control, including those arising from our reliance on the management and operating capabilities of our customer licensees and the cyclicality of supply and demand for end -products produced using our technology. Should our prospective customer licensees fail to achieve sufficient profitability in their operations, our royalty payments would be diminished and our results of operations, cash flows and financial condition could be adversely affected, and any such effects could be material.

Public health epidemics or outbreaks could adversely impact our business. The Company's business and the general world economy has been and continues to be impacted by the current ongoing COVID-19 pandemic caused by the novel coronavirus SARS-

CoV-2. The COVID-19 pandemic is an unprecedented public-health and economic challenge. The medical situation and responses on the federal, state and local levels are fluid and subject to continued change. Federal social-distancing guidelines continue to remain in effect, to some extent. The duration of governmental social-distancing guidelines and requirements is currently uncertain and can be expected to depend on the progress, extent and duration of the COVID-19 pandemic in the United States and particular regions, states and localities. There is currently no certainty about when and to what extent official social-distancing provisions will continue to be relaxed, or how individuals, businesses and other organizations will respond when they are. It is possible that prohibitions on large gatherings may remain in place for a significant period after most other social-distancing provisions are relaxed, and that such prohibitions will be lifted at different times in different parts of the country. It is also possible that some members of the public may choose or be advised to avoid large gatherings even after public officials have lifted formal restrictions. COVID-19-related impacts on the Company can be expected to have corresponding impacts on the value and marketability of the Company's assets, intellectual property and the Securities. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of potential impacts on its business, or the regional, national and global economies.

Addendum, 1 Part IV – Tax Risks:

We are faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions. We may be subject to taxation in many jurisdictions in the United States and around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax laws, including increased tax rates or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the taxing authorities in these jurisdictions could review our tax returns, or authorities in jurisdictions in which we do not file tax returns could assert that we are subject to tax in such jurisdiction, and in either case could impose additional tax, interest and penalties. Further, the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could have a material impact on us and the results of our operations.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS REGARDING TAX MATTERS

An investment in the Securities involves certain material tax risks. A discussion of tax considerations which may be relevant to the Company and to prospective Investors with respect to their investment in the Company is beyond the scope of this Form C. The aspects of this Offering are complex and certain of the tax consequences may differ depending on individual circumstances. Accordingly, all prospective Investors should independently satisfy themselves regarding the potential federal, state, local, foreign or other tax consequences of a purchase of the Securities and of an investment and participation in the Company. You must not construe the contents of this Form C or any communications from the Company, its officers, directors, employees, agents, or representatives, as legal, accounting, regulatory, or tax advice. Prior to investing in the Securities, you should consult with and rely upon your attorney and your investment, accounting, regulatory, and tax advisors to independently evaluate the appropriateness of such an investment for you, in light of your particular investment and tax situation, including the applicability of any legal restrictions.

TREASURY DEPARTMENT CIRCULAR 230 DISCLOSURE: To ensure compliance with Treasury Department Circular 230, prospective Investors in this Offering are hereby notified that: (a) any discussion of federal tax issues in this Form C is not intended or written to be relied upon, and cannot be relied upon, by Investors for the purpose of avoiding penalties that may be imposed on Investors under the Internal Revenue Code of 1986, as amended; (b) such discussion is included herein by the Company in connection with the promotion or sale (within the meaning of Circular 230) by the Company of the Securities; and (c) prospective Investors should seek advice for their particular circumstances from an independent tax advisor.

Addendum, 1 Part V – Conflicts of Interest:

It is possible that conflicts may arise between the Company and its officers, directors or stockholders. These potential conflicts include, but are not limited to, the items discussed below:

- The Company may, but is not required to, have independent directors on its Board of Directors. The individuals currently serving on the Company's Board of Directors are either (a) the Founders, who also serve as officers of the Company, or (b) existing employees and officers who own shares of the Company's voting stock (Class A Common Stock) or rights to receive shares of the Company's voting stock. The Company does not anticipate having an independent director serve on its Board of Directors in the foreseeable future. The Company does not anticipate having an independent director serve on its Board of Directors in the foreseeable future.

- The Company's existing management team is comprised of four individuals: (i) Hugo Sanchez; (ii) Jesus Garcia; (iii) Melvin De Jong; and (iv) Peter Nelson. Such individuals have signed confidentiality agreements but do not have employment agreements (or non-competition agreements) and are not required to devote substantially all of their business time and attention to the performance of their duties for the Company. Each such individual devotes such business time and attention to the Company's business as he in his sole discretion deems reasonably necessary. As of the date of the Form C, each of the foregoing individuals are devoting

substantially all of their business time and attention to the performance of their duties for the Company. Such individuals may have conflicts of interest in allocating time, services, and functions between the Company's business and their other business and professional interests and commitments, which could have a negative impact on the Company and its business.

- Under most conditions, the Company's officers and directors may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in the Company's Certificate and Bylaws holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, conflicts will exist between the officer or director invoking the indemnification and the Company.

- In the future, the Company may negotiate certain employment agreements with the officers of the Company for salary and other benefits to the officers. Such negotiations between the Company and such officers may not be considered as being negotiated at "arm's length."

- In the future, officers, directors and shareholders of the Company may make or arrange loans for the Company, or render services, or sell goods to the Company, or engage in other transactions with the Company. Such negotiations between the Company and such officers may not be considered as being negotiated at "arm's length."

- The Company's officers and directors are now and may in the future become stockholders or other equity owners, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to ours. Accordingly, direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of us or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. Currently, the Company does not have a right of first refusal pertaining to opportunities that come to their attention and may relate to our business operations.

- The Company's Founders own, and will continue to own following the Offering, a majority of the issued and outstanding shares of the voting stock of the Company. See the section of this Form C titled "*Principal Securities Holders*." As a result, the Founders will effectively control and direct the affairs of the Company. The interest of the Founders may conflict with those of other securities holders. This concentration of ownership may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the Founders.

Addendum, 1 Part VI – Statement as to Transfer Restrictions:

TRANSFER RESTRICTIONS

The shares of Class B Non-Voting Common Stock offered in this crowdfunding campaign (the "***Securities***") are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. As used herein, the term "***Crowdfunding Investor***" means a purchaser of the Securities.

Restrictions under Securities Laws. The Securities are being offered and sold without registration under the Securities Act of 1933, as amended (the "***Securities Act***"), by reason of the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(6) thereof and Regulation Crowdfunding ("***Regulation CF***") promulgated thereunder, and exemptions from registration or qualification under the securities laws of the states or other jurisdictions in which such Securities may be offered or sold.

We are under no obligation to register any of the Securities, now or in the future. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions under applicable securities laws and cannot be resold in the United States except pursuant to (i) exemptions provided by Rule 501 of Regulation Crowdfunding (U.S. federal securities law exemption) and (ii) applicable securities or "blue sky" laws in the state of residence of the seller or in the state or other jurisdiction where sales/transfers are being effected.

As to Regulation CF, any Securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the U.S. Securities and Exchange Commission or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities under applicable securities laws, the Securities will remain subject to the contractual restrictions on transfer discussed below. Limitations on the transfer of the Securities may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for the Securities in a private sale.

Certificate of Incorporation. The Securities will be held by the purchaser thereof subject to all of the provisions of the existing Certificate of Incorporation, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the existing Certificate of Incorporation is attached as an exhibit to this Form C.

Bylaws. The Securities will be held by the purchaser thereof subject to all of the provisions of the existing Bylaws, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the existing Bylaws are available to prospective investors in this Offering upon request to the Company.

Subscription Agreement. The Securities will be held by the purchaser thereof subject to all of the provisions of the Subscription Agreement, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. The sale, pledge, hypothecation or transfer of the securities of the Company, including the Securities, is subject to, and in certain cases prohibited by, the terms and conditions of the Subscription Agreement, including the "Drag-Along Right" contained therein.